Half-Year Business and Financial Report
at June 30, 2022
GENFIT | 2021

	Table of Contents

1.	OVERVIEW OF THE GROUP AND ITS MAIN R&D PROGRAMS	2

2.	HALF-YEAR MANAGEMENT REPORT	4
2.1	Key Events of the First Half of 2022 and Main Events after the Reporting Period	4
2.2	Strategy and Outlook	6
2.3	Operating and Financial Review	7
2.4	Main Transactions with Related Parties	12
2.5	Main Risks and Uncertainties	12

3.	HALF-YEAR CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2022	14
3.1	Consolidated Statements of Financial Position	15
3.2	Consolidated Statements of Operations	16
3.3	Consolidated Statements of Other Comprehensive Loss	16
3.4	Consolidated Statements of Cash Flows	17
3.5	Consolidated Statements of Changes in Equity	18
3.6	Notes to the Consolidated Financial Statements	19

4.	STATUTORY AUDITORS’ LIMITED REVIEW REPORT ON 2022 HALF-YEAR CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	51

5.	DECLARATION BY THE PERSON RESPONSIBLE FOR THE INFORMATION	52

Half-Year Business and Financial Report at June 30, 2022 - Disclaimer

This report contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to GENFIT, including, but not limited to statements about GENFIT’s corporate strategy and objectives, the potential sizes of the markets for PBC, cholangiocarcinoma, ACLF, hepatic encephalopathy (HE) and urea cycle disorder (UCD), commercial certainty within these markets and the outcome of the ELATIVE™ phase 3 trial of elafibranor in PBC, timelines for completion of the ELATIVE™ phase 1 trial and receipt of conditional market authorization if the result is positive, outcomes of the others ongoing trials and programs, development plans for the Versantis programs, potential synergies related to the acquisition of Versantis, our capacity to integrate Versantis and to develop its programs, timelines for and success of the commercial deployment of the diagnostic test powered by NIS4® developed by GENFIT’s partner LabCorp and the size of the market for which it is designed, the ability of the NIS4® technology to facilitate the development of an IVD test approvable by the regulatory authorities, and the impact of the development of our programs and our internal organization on our projected cash burn over the next several years. The use of certain words, including “believe, “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, the impact of the COVID-19 pandemic, inflation and fluctuations in exchange rates, and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the French Autorité des marchés financiers (“AMF”), including those listed in Section 2 “Risks Factors and Internal Control ” of the Company’s 2021 Registration Document (“Document d’Enregistrement Universel”) filed with the AMF on April 29, 2022, which is available on GENFIT’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Form 20-F document filed with the SEC on the same date, and subsequent filings and reports filed with the AMF or SEC, including this Half-Year Business and Financial Report at June 30, 2022 or otherwise made public, by the Company.
In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.
These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

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1.	OVERVIEW OF THE GROUP AND ITS MAIN R&D PROGRAMS

About GENFIT
GENFIT is a late-stage biopharmaceutical group (the "Group” or “GENFIT” or the "Company”) dedicated to improving the lives of patients with rare and severe liver diseases characterized by high unmet medical needs. The Group includes the parent company GENFIT SA incorporated under French law and two wholly owned subsidiaries: GENFIT Corp. (American subsidiary) and GENFIT Pharmaceuticals SAS (French subsidiary) whose accounts are consolidated with those of GENFIT SA.
GENFIT is a pioneer in the research and development of therapeutic and diagnostic solutions in liver diseases with a rich history and strong scientific heritage spanning more than two decades. Thanks to its expertise in bringing early-stage assets with high potential to late development and pre-commercialization stages, today GENFIT boasts a growing and diversified pipeline of innovative therapeutic and diagnostic solutions.
Its R&D is focused on three franchises: cholestatic diseases, Acute on Chronic Liver Failure (ACLF) and NASH diagnostics.
GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). In 2021, IPSEN became one of GENFIT’s largest shareholders and holds 8% of the company’s share capital.
In September 2022, GENFIT signed an exclusivity agreement with a view to acquire all the share capital and voting rights of Versantis AG, a private Swiss-based clinical stage biotechnology company focused on addressing the growing unmet medical needs in rare and severe liver diseases.

Overview of the main R&D programs and franchises of the Company
GENFIT currently deploys its R&D efforts across three franchises covering therapeutic areas where patients have little or no treatment and/or diagnostics options: cholestatic diseases, Acute on Chronic Liver Failure (ACLF), and diagnostics. Following the exclusivity agreement signed with Versantis and once the transaction is completed, new assets will be added to two of these franchises and the overall pipeline will cover five indications in rare and severe liver diseases, as shown in the diagram below. Program by program, the diagram indicates the planned time frames to reach the next major clinical milestones, whether it be clinical data or the launch of future clinical trials.

Dark blue: programs prior to Versantis
Light blue: new programs coming from Versantis

Cholestatic diseases franchise

Chronic cholestatic diseases are characterized by defective bile acid transport from the liver to the intestine, which, in most cases, is caused by primary damage to the biliary epithelium.
This franchise includes one Phase 3 program in PBC, with investigational drug candidate elafibranor, and one Phase 2 program in Cholangiocarcinoma (CCA), with investigational drug candidate GNS5611. Elafibranor's global rights are out-licensed to Ipsen, with the exception of Greater China where Terns Pharmaceuticals has in-licensed the rights to elafibranor2. In December 2021, we acquired the rights to develop and commercialize GNS561 in the United States, Canada and Europe (including the United Kingdom and Switzerland) from Genoscience Pharma3, for CCA.

ACLF franchise

ACLF is a serious syndrome associated with chronic liver diseases and is defined by an acute episode of hepatic decompensation in patients with cirrhosis that progresses to one or more extra-hepatic organ failures, including the brain, kidneys, heart and/or lungs.
1 Elafibranor and GNS561 are investigational compounds that have not been reviewed nor been approved by a regulatory authority.
2 With the exception of China, Hong Kong, Taiwan, and Macau where Terns Pharmaceuticals holds the exclusive license to develop and commercialize elafibranor.
3 Agreement includes commercialization and development in the United States, Canada and Europe, including the United Kingdom and Switzerland.

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The first program launched in this franchise aims at developing the repurposed drug nitazoxanide (NTZ). GENFIT continues the development of this program, in particular with a pre-IND (Investigational New Drug) meeting scheduled with the FDA before the end of 2022, following encouraging Phase 1 data.
Following completion of the acquisition of Versantis, this franchise will add another asset, VS-01, a first-in-class innovative liposomal-based therapeutic product candidate currently in clinical development as a potential first-line therapy for the timely treatment of ACLF and UCD. If approved, it would be the first drug to use the intraperitoneal route to simultaneously support the liver, kidney and brain, the organs that most often fail in cirrhotic patients. VS-01 operates to clear toxic metabolites from the body following paracentesis, by extracting them from the blood into the peritoneal (abdominal) cavity, where they are captured by proprietary scavenging liposomes which are then drained from the body through a patented process. A planned 60-patient, randomized and controlled Phase 2 proof-of-concept trial of VS-01 in ACLF is expected to launch in the fourth quarter 2022. Efficacy and safety interim data are expected as early as the first half of 2024. The US Food and Drug Administration (FDA) granted VS-01 the Orphan Drug Designation (ODD) in ACLF. The European Medicines Agency (EMA) also granted VS-01 the ODD in acute liver failure. Given the unmet medical need and the current standard of care, GENFIT intends to seek approval of these candidates via expedited regulatory pathways.

Two new indications

Following completion of the acquisition of Versantis, GENFIT’s R&D portfolio will include two new indications corresponding to the Company’s new strategic focus on rare and severe liver diseases, with two at the preclinical stage:
Urea cycle disorder or UCD: VS-01, the drug candidate developed by Versantis in ACLF, is also evaluated for the treatment of Urea Cycle Disorder (UCD). UCD is a rare pediatric condition, characterized by deficiencies of one of six enzymes involved in the urea cycle. This deficiency leads to high levels of neurotoxic ammonia in the blood, also referred to as hyperammonemia. UCD occurs in 1/35 000 births4. It causes severe brain injuries, and is characterized by a very low five-year survival rate at only 25%. It is believed that UCD represents 25% of hyperammonemic crisis cases in the pediatric population5. The FDA granted VS-01 Orphan Drug Designation in UCD and the Rare Pediatric Diseases Designation (RPDD) for the acute treatment of UCD. In this indication, VS-01 is at the preclinical stage.
Hepatic encephalopathy or HE: VS-02, another asset developed by Versantis, is a pre-clinical oral, small molecule drug candidate being developed for the chronic management of HE considered an endemic disease worldwide. HE is a nervous system disorder caused by chronic and advanced liver disease. VS-02 will be developed as a unique colon-active formulation designed to minimize systemic absorption of ammonia and act where ammonia is primarily produced, while reducing glutamine levels in the brain. VS-02 is currently in preclinical development.

Diagnostics franchise

This franchise is currently exclusively focused on NASH and the main program aims at developing our non-invasive, blood-based diagnostic technology, called NIS4, and identifying patients with NASH (NAS≥4) and significant advanced fibrosis (F>2), also referred to as "at-risk" NASH. Following two licensing agreements signed with Labcorp in 2019 and 2020, NIS4 technology is available today for use in clinical research, and also commercialized in the U.S. and Canada as a Laboratory Developed Test or LDT for use in the clinic under the name "NASHnext, powered by NIS4 technology".
In 2021, we signed an additional licensing agreement with Q Squared Solutions, LLC or Q2 to strengthen the availability of NIS4 technology for use in the field of clinical research.
Following completion of the acquisition of Versantis, this franchise will include another asset, TS-01, a unique point-of-care diagnostic device in prototype development for the at-home measurement of ammonia in the blood, the primary cause of HE.
More information on our programs is available on the website of the Company as well as in Item 4.B “Information on the Company” in our 2021 Annual Report on Form 20-F.

4 Summar, 2013 ; Nettesheim, 2017
5 Ozanne 2011

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2.	HALF-YEAR MANAGEMENT REPORT

2.1	Key Events of the First Half of 2022 and Main Events after the Reporting Period

Development program of elafibranor in PBC

Despite disruptions in our clinical operations associated with the COVID-19 pandemic at the end of 2021 (in particular as a result of the highly-contagious Omicron variant), the situation improved in the first quarter of 2022 and enrollment rates rebounded significantly. As a result, patient screening was completed in the first half of the year, allowing us to confirm our goal to announce topline data in the second quarter of 2023, as per previous estimates.

Development program of GNS561 in CCA

In September 2022, the FDA granted "orphan drug designation" to GNS561 for the treatment of cholangiocarcinoma.
A Phase 1b/2 trial is expected to start in the fourth quarter 2022, with a first patient visit expected in the first quarter 2023.

Development program of NTZ in ACLF

GENFIT continues the development of its other program evaluating NTZ in ACLF, with a pre-IND meeting scheduled with the FDA in the coming weeks, following encouraging Phase 1 data.

Acquisition of the Clinical-stage Biopharmaceutical Company Versantis AG

On September 19, 2022, the Company announced it had signed an exclusive agreement with Versantis AG to acquire all the shares and voting rights of Versantis AG, a private Swiss-based clinical stage biotechnology company focused on addressing the growing unmet medical needs in liver diseases. This acquisition, which should be finalized in the fourth quarter of 2022, aims at:

•consolidating GENFIT’s position as a leader in acute-on-chronic liver failure (ACLF)
•significantly expanding GENFIT’s pipeline with VS-01-ACLF, a Phase 2 ready program based on first-in-class scavenging liposome technology, VS-01-UCD, a pediatric program focused on urea cycle disorder (UCD), and VS-02-HE, an early-stage program focused on hepatic encephalopathy (HE)
•combining Versantis’ expertise with GENFIT’s know-how in conducting complex development programs in liver diseases, to strengthen and accelerate research and development
The deal includes an initial consideration of CHF40 million due at closing, with contingent consideration of up to CHF65 million upon positive Phase 2 results for VS-01 and VS-02 and regulatory approval of VS-01. In addition, Versantis is eligible to receive 1/3 of the net proceeds resulting from the potential sale of the Pediatric Review Voucher of VS-01’s pediatric application by GENFIT to a third party, or 1/3 of the fair market value of this Voucher if GENFIT opts to apply it to one of its own programs.

Main events related to Corporate Governance

At the Company’s Annual Shareholders’ Meeting held on May 25, 2022, all of the resolutions endorsed by the Board of Directors were adopted by a significant majority of the votes cast; this includes financial authorizations that would allow the Company to have diverse means adaptable to market conditions to implement them and seize new opportunities.
The shareholders have renewed the appointments of Biotech Avenir, represented by Ms. Florence Séjourné, Mr. Jean-François Mouney, Mr. Jean-François Tiné, Mr. Xavier Guille des Buttes, Ms. Anne-Hélène Monsellato and Ms. Catherine Larue as Directors for a term of five years.
Mr. Frédéric Desdouits resigned from his Board appointment due to his new functions and therefore the Board of Directors did not propose to renew his appointment at the Shareholders' Meeting.
The shareholders also appointed Ipsen Pharma SAS as Director, with Dr. Steven Hildemann as its permanent representative. In December 2021, Ipsen Pharma SAS acquired 8% of the Company's share capital and 7.64% of the voting rights. Pursuant to the investment agreement between the Company and Ipsen Pharma SAS signed in December 2021, the Board of Directors committed to propose the appointment of Ipsen Pharma SAS as Director at the General Meeting.

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GENFIT’s Board of Directors and its committees are henceforth composed as follows at the date of this report:

Composition of the Board of Directors
•Mr. Jean-François Mouney (Chairman of the Board of Directors),
•Mr. Xavier Guille des Buttes (Vice-Chairman of the Board of Directors),
•Ms. Florence Séjourné, representing Biotech Avenir,
•Dr. Steven Hildemann, representing Ipsen Pharma SAS,
•Mr. Eric Baclet,
•Ms. Katherine Kalin,
•Dr. Catherine Larue,
•Ms. Anne-Hélène Monsellato,
•Mr. Jean-François Tiné.

Composition of the Audit Committee
•Ms. Anne-Hélène Monsellato (Chairwoman),
•Mr. Eric Baclet,
•Mr. Xavier Guille des Buttes.

Composition of the Nomination and Compensation Committee
•Mr. Xavier Guille des Buttes (Chairman),
•Mr. Eric Baclet,
•Dr. Catherine Larue,
•Mr. Jean-François Mouney.

Composition of the Alliances Committee
•Mr. Jean-François Mouney (Chairman),
•Mr. Xavier Guille des Buttes,
•Ms. Katherine Kalin,
•Mr. Jean-François Tiné.

Composition of the ESG Committee
•Dr. Catherine Larue (Chairwoman),
•Mr. Xavier Guille des Buttes,
•Mr. Jean-François Mouney.

Composition of the Executive Committee
In the first half of 2022, several changes also took place regarding the composition of the Executive Committee. Mr. John Brozek, Vice-President Data & Information Technology, and Ms. Émilie Desodt, Vice-President Human Resources joined the Executive Committee to confirm the importance given to issues related to information and data as well as human resources. In August 2022, the Chief Regulatory Officer, Mr. Philippe Motté, left the Company to pursue other opportunities. The Executive Committee is henceforth composed as follows at the date of this report:
•Mr. Pascal Prigent, Chief Executive Officer (Chairman of the Committee),
•Mr. Dean Hum, Chief Scientific Officer,
•Mr. Pascal Caisey, Chief Operating Officer,
•Ms. Carol Addy, MD, Chief Medical Officer,
•Mr. Thomas Baetz, Chief Financial Officer,
•Mr. John Brozek, Vice-President Data & Information Technology,
•Ms. Émilie Desodt, Vice-President Human Resources,

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•Mr. Laurent Lannoo, Corporate Secretary, Director of Legal Affairs,
•Ms. Stefanie Magner, Chief Compliance Officer, Vice-President International Legal Affairs,
•Mr. Jean-Christophe Marcoux, Chief Strategy Officer.

2.2	Strategy and Outlook

Building on our strengths to execute our strategy

We believe our strengths, listed below, provide the foundation that will allow us to successfully expand our activities during the second half of 2022 and beyond:
•Experience in bringing early-stage assets into late development stages, with expertise ranging from research to pre-commercialization, and including clinical development and regulatory affairs;
•A portfolio rationalized and expanded in 2022, focusing on disease areas with high unmet needs and high market potential;
•Choosing partners with a strong commercial track-record; and
•A robust financial situation with a strong cash position.

Our corporate priorities in 2022

Our first priority for 2022 was to strengthen and diversify our pipeline with innovative product-candidates. We have previously announced our goal to follow a twofold strategy based on the repositioning of molecules approved in other indications (of which the NTZ program) on the one hand, and on the acquisition of rights for molecules developed by other companies, on the other hand. With the acquisition of Versantis, we are not only strengthening our portfolio, but also adding a pioneering expertise to the therapeutic areas on which we are focusing. The next step is to take fullest advantage of the synergies between the two companies by drawing on:
•product candidates in development stages with complementary mechanisms of action, and in particular product candidates at all development stages (preclinical, Phase 1, Phase 2 and Phase 3);
•strengths, know-how and complementary experience between both companies’ teams.
Our second priority was to accelerate the execution of our ongoing programs:
•Elafibranor in PBC: Following the completion of the enrollment for the double-blind cohort of the ELATIVE clinical trial, we confirm our objective to announce top line data in the second half of 2023, as per previous estimates.
•NTZ in ACLF: We are moving forward with our development program, and more specifically with our Phase 1 clinical trial in hepatic impairment, for which we have obtained promising topline data. We have also initiated a Phase 1 study in renal impairment, with data anticipated in the fourth quarter 2022. If positive, both the hepatic and renal studies will be supportive of the ACLF IND application and proof-of-concept study.
•GNS561 in CCA: We intend to start a Phase 1b/2 trial by the end of the second half 2022.
•NASH Diagnostics: Our goal is to further establish NIS4™ technology through scientific publications before the end of 2022, and increased use in the field.
The third priority was to further strengthen our internal organization, to ensure our ability to meet our corporate ambitions for the coming years. The integration of the Versantis team will contribute to this priority as we continue to reinforce our organization in other areas.

Impact on financial outlook

Based on our development plan for our current programs and for Versantis’ programs, the revenue expected from our partnership agreements, and accounting for transaction costs, we anticipate – based on current assumptions and without taking exceptional events into account – that funding of the Group’s corporate development is secured for approximately 2 years.

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2.3	Operating and Financial Review

2.3.1	Comments on the condensed statement of net income for the periods ended June 30, 2021 and June 30, 2022
Revenue and other income
The Company’s revenue and other income mainly comprises revenue, the research tax credit, and other operating revenue.

Revenue and other income	Half-year ended
(in € thousands)	2021/06/30	2022/06/30
Revenues	11	8,790
Government grants and subsidies	—	9
CIR tax credit	3,244	3,343
Other operating income	174	46
TOTAL	3,428	12,188
Revenue and other income was €12,188 thousand in the six months to June 30, 2022, compared with €3,428 thousand in the six months to June 30, 2021.
The change in revenue results mainly from the partial recognition of deferred income of €40.0 million following the conclusion of the strategic licensing and collaboration agreement with Ipsen in December 2021. Deferred income is recognized in revenue in proportion to progress on the double-blind ELATIVE study, in accordance with IFRS 15.
Revenue growth also reflects certain services billed to Ipsen under the transition agreement, entered into between Genfit and Ipsen in the first half of 2022, as initially provided for in the strategic licensing and collaboration agreement signed in December 2021.
The estimated amount of the research tax credit for the first half of 2022 is stable compared with the first half of 2021, reflecting the stability of eligible research expenditure.
Operating Expenses by destination
The tables below break operating expenses down by destination, mainly into research and development expenses, general and administrative expenses, marketing and market access expenses, and restructuring and reorganization expenses, for the six months to June 30, 2022 and June 30, 2021.

OPERATING EXPENSES

	Half-year ended	Of which:
	2022/06/30	Raw	Contracted	Employee	Other	Depreciation,	Gain /
		materials	research and	expenses	expenses	amortization	(loss) on
		and	development		(maintenance,	and	disposal of
		consumables	activities		fees, travel,	impairment	property,
		used	conducted by		taxes…)	charges	plant and
(in € thousands)			third parties				equipment
Research and development expenses	(17,599)	(1,052)	(8,538)	(4,889)	(2,408)	(712)	—
General and administrative expenses	(8,229)	(133)	(38)	(3,230)	(4,580)	(248)	—
Marketing and market access expenses	(460)	(2)	—	(272)	(182)	(3)	—
Reorganization and restructuring expenses	179	—	—	—	(1)	180	—
Other operating income (expenses)	(423)	—	—	—	(422)	—	(1)
TOTAL	(26,532)	(1,187)	(8,576)	(8,391)	(7,594)	(783)	(1)
(*) : including reversals

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	Half-year ended	Of which :
	2021/06/30	Raw	Contracted	Employee	Other	Depreciation,	Gain /
		materials	research and	expenses	expenses	amortization	(loss) on
		and	development		(maintenance,	and	disposal of
		consumables	activities		fees, travel,	impairment	property,
		used	conducted by		taxes…)	charges	plant and
(in € thousands)			third parties				equipment
Research and development expenses	(23,079)	(642)	(15,029)	(4,842)	(2,334)	(225)	(6)
General and administrative expenses	(7,632)	(73)	(48)	(3,336)	(4,123)	(51)	—
Marketing and market access expenses	(783)	(2)	(1)	(465)	(316)	—	—
Reorganization and restructuring expenses	(1,786)	(3)	—	—	(1,942)	158	—
Other operating income (expenses)	301	—	—	—	637	—	(336)
TOTAL	(32,979)	(721)	(15,078)	(8,643)	(8,078)	(117)	(343)
(*) : including reversals
Operating expenses amounted to €26,532 thousand in the first half of 2022, compared with €32,979 thousand in the first half of 2021. They include the following:
•Research and development expenses, which amounted to €17,599 thousand in the six months to June 30, 2022, compared with €23,079 thousand in the six months to June 30, 2021, including contracted research and development costs, particularly clinical and pharmaceutical subcontracting (€8,538 thousand in the six months to June 30, 2022, compared with €15,029 thousand in the six months to June 30, 2021), expenses relating to personnel assigned to research and development (€4,889 thousand in the six months to June 30, 2022, compared with €4,842 thousand in the six months to June 30, 2021), external expenses excluding contracted research and development, notably related to intellectual property (€2,408 thousand in the six months to June 30, 2022, compared with €2,334 thousand in the six months to June 30, 2021), purchases consumed for research and development activities (€1,052 thousand in the six months to June 30, 2022, compared with €642 thousand in the six months to June 30, 2021), and net depreciation, amortization and impairment expense (€712 thousand in the six months to June 30, 2022, compared with €225 thousand in the six months to June 30, 2021);
The decrease in research and development expenses is mainly attributable to the decrease in contracting costs. It reflects the difference between the remaining expenses of the RESOLVE-IT study (terminated in July 2020) recognized in the first half of 2021 and the remainder recorded in the first half of 2022.
See Note 20 "Operating Expense" of the notes to the 2022 half year condensed consolidated financial statements on the determination of research and development expenses.
•General and administrative expenses, which amounted to €8,229 thousand in the six months to June 30, 2022, compared with €7,632 thousand in the six months to June 30, 2021, mainly including external expenses other than contracted research and development (€4,580 thousand in the six months to June 30, 2022, compared with €4,123 thousand in the six months to June 30, 2021), expenses relating to personnel not assigned to research and development or marketing (€3,230 thousand in the six months to June 30, 2022, compared with €3,336 thousand in the six months to June 30, 2021), and net depreciation, amortization and impairment expense (€248 thousand in the six months to June 30, 2022, compared with €51 thousand in the six months to June 30, 2021).
The increase in general and administrative expenses is mainly attributable to the increase in other external expenses excluding subcontracting, notably including insurance premiums related to the listing of the Company’s shares on Nasdaq and fees for the Company’s financial advisors and auditors, and to the increase in net depreciation, amortization and impairment expense.
•Marketing and market access expenses, which amounted to €460 thousand in the six months to June 30, 2022, compared with €783 thousand in the six months to June 30, 2021, mainly including expenses relating to personnel assigned to marketing and business development (€272 thousand in the six months to June 30, 2022, compared with €465 thousand in the six months to June 30, 2021), and other external expenses excluding contracted research and development (market research, marketing strategy, medical communication, market access, etc.) (€182 thousand in the six months to June 30, 2022, compared with €316 thousand at June 30, 2021).

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•Reorganization and restructuring expenses, which amounted to €179 thousand in the six months to June 30, 2022, compared with €1,786 thousand in the six months to June 30, 2021.
For comparison, the reorganization and restructuring expenses recorded in the first half of 2021 mainly included the expenses for the renegotiation of the OCEANE bonds (representing an expense of €1,939 thousand in the first half of 2021) and readjustments of provisions relating to personnel expenses in connection with the Workforce Reduction Plan (Plan de Sauvegarde de l’Emploi – PSE) initiated in 2020 and the termination of the RESOLVE-IT study (representing a provision reversal of €158 thousand in the first half of 2021). None of any such non-recurring items linked to the Company’s reorganization initiated in mid-2020 were recorded in the first half of 2022, other than a residual provision reversal.
Operating expenses by type
Broken down by type rather than by destination, operating expenses mainly included:
Contracted research and development activities
Contracted research and development expenses amounted to €8,576 thousand in the first half of 2022, compared with €15,078 thousand in the first half of 2021, a decline of approximately 43% attributable mainly to the termination of the RESOLVE-IT study.
Employee expenses

Employee expenses	Half-year ended
(in € thousands)	2021/06/30	2022/06/30
Wages and salaries	(5,734)	(5,842)
Social security costs	(2,729)	(2,317)
Changes in pension provision	37	(84)
Share-based compensation	(217)	(148)
TOTAL	(8,643)	(8,391)
Employee expenses excluding share-based payments amounted to €8,243 thousand in the first half of 2022, compared with €8,426 thousand in the first half of 2021, a decline of 2%. This change includes a small increase in headcount (from 124 at June 30, 2021 to 127 at June 30, 2022), balanced with a change in employee profiles.
See Note 20 "Operating Expenses" of the notes to the 2022 half year condensed consolidated financial statements regarding the change in headcount by activity.
As a reminder, as the Company had recognized a positive net result in 2021, a plan for the participation of employees in the benefits of the Company was put in place, for a total amount of €628 thousand, which was paid out during the first half of 2022 (without effect on the comparison between employee expenses for the first half of 2022 and those of the first half of 2021).
The amount recognised in respect of non-cash share-based payments (warrants, redeemable warrants, stock options and free shares) was €148 thousand in the first half of 2022, compared with €217 thousand in the first half of 2021.
See Note 21 "Share-based Compensation" of the notes to the 2022 half year condensed consolidated financial statements.
Other operating expenses
Other operating expenses amounted to €7,594 thousand in the first half of 2022, compared with €8,078 thousand in the first half of 2021. They include the following:
•Fees, including legal, audit and accounting fees, fees for various advisors (banking, press relations, investor relations, communication, IT, market access), as well as fees for some of the Company’s scientific advisors. This amount also includes intellectual property expenditure such as fees incurred by the Company for the filing and maintenance of its patents;
•Insurance-related expenses, including those incurred as a result of the Company’s listing on Nasdaq since 2019;
•Expenses related to the leasing, use and upkeep of the Group’s premises;
•Expenses related to external personnel made available to the Company (building management, security, reception, clinical and IT services);
•Business travel and conference expenses, which mainly relate to staff travel costs as well as the cost of attending scientific, medical, financial and business development conferences.
The decline in other operating expenses compared with the first half of 2021 is mainly attributable to the absence of reorganization and restructuring expenses in the first half of 2022, partially offset by the increase in insurance expenses and fees.
Financial income (expense)
Financial income for the six months to June 30, 2022 was a gain of €3,985 thousand, compared with a gain of €35,714 thousand in the six months to June 30, 2021.
This change notably reflects the reduction in interest expense on financing transactions from €2,758 thousand in the first half of 2021 to €2,160 thousand in the first half of 2022, as well as the reduction in unrealized and realized foreign exchange losses on financial transactions from €2,291 thousand in the first half of 2021 to €0 in the first half of 2022, and the increase in unrealized and realized foreign exchange gains on financial transactions from €5,019 thousand in first half of 2021 to €6,032 thousand in the first half of 2022.

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9

Interest expense on financing transactions mainly reflects, in the first half of 2022 as in the first half of 2021, interest expense on the bonds convertible into or exchangeable for new or existing shares (OCEANE) issued in October 2017, bearing a coupon of 3.5% and discounting the bond debt at a rate of 8.8%. The decrease in interest expense is attributable to the partial redemption and subsequent conversion of OCEANE bonds during the first half of 2021.
Foreign exchange gains and losses on financial transactions relate mainly to exchange rate differences on cash investments in US dollars, the Company having chosen to keep part of its cash in US dollars, and therefore reflects change in the US dollar exchange rate in the first half of 2022.
For comparison, note that net financial income (expense) in the first half of 2021 included the gain generated by the partial redemption of the Company’s convertible bonds as part of the renegotiation of the OCEANE bonds in the first half of 2021 (€35,578 thousand).
Net income (loss)
The first half of 2022 resulted in net loss of €10,399 thousand compared with a net profit of €9,058 thousand in the first half of 2021. As a reminder, the net profit for 2021 amounted to €67,259 thousand.

2.3.2	Comments on the Group’s Statement of Financial Position at June 30, 2022
As of June 30, 2022, the total of the Group’s statement of financial position was €237,049 thousand compared with €281,720 thousand as of December 31, 2021.
As of June 30, 2022, the Group’s cash, cash equivalents and other financial assets amounted to €213,932 thousand, compared with €263,187 thousand as of 31 December 31, 2021.
Assets
Non-current assets
Non-current assets, which include intangible assets, property, plant and equipment and other financial assets, were stable at €13,519 thousand as of June 30, 2022, compared with €13,623 thousand as of December 31, 2021.
Current assets
Current assets amounted to €223,530 thousand as of June 30, 2022, compared with €268,097 thousand as of December 31, 2021.
Cash and cash equivalents decreased from €258,756 thousand as of December 31, 2021 to €209,115 thousand as of June 30, 2022, a decline of 19%. Cash is mainly invested in low risk, highly liquid short-term investments.
The change in current trade and other receivables from €7,236 thousand as of December 31, 2021 to €11,428 thousand as of June 30, 2022 is mainly attributable to the inclusion of the receivable related to the estimated amount of the Research Tax Credit in the first half of 2022 and the receivable for the 2021 Research Tax Credit, for which the request for reimbursement made in the first half of 2022 is currently being processed.
The change in other current assets corresponds to the increase in accrued expenses related to current operating expenses and in particular to the Directors & Officers civil liability insurance.
Liabilities and equity
Shareholders’ equity
As of June 30, 2022, the Group’s shareholders’ equity totalled €109,166, thousand compared with €119,097 thousand as of December 31, 2021.
The change is mainly attributable to the recognition of a net loss of €10,399 thousand in the first half of 2022.
No conversion of OCEANE bonds was recorded in the first half of 2022.
The notes to the consolidated financial statements and the table of changes in shareholders’ equity prepared in accordance with IFRS and appearing in section 3 “Half-year condensed consolidated financial statements at June 30, 2022” provide details of changes in the Company’s share capital and the Group’s shareholders’ equity respectively.
Non-current liability
Non-current liabilities amounted to €92,595 thousand as of June 30, 2022, compared with €99,786 thousand as of December 31, 2021.
This is the portion due in more than one year of the:
•Bonds convertible into or exchangeable for new or existing shares (OCEANE) issued in October 2017 and redeemable in October 2025 (maturity following the renegotiation of the terms of the OCEANE bonds concluded in January 2021), in the amount of €48,760 thousand as of June 30, 2022, compared with €47,682 thousand as of December 31, 2021,
•Other financial liabilities in the amount of €23,739 thousand as of June 30, 2022, compared with €24,365 thousand as of December 31, 2021, including bank loans (including the government-guaranteed loans taken out in June and July 2021 and the subsidized loan concluded in November 2021), the conditional advance granted by Bpifrance, and lease liabilities pursuant to IFRS 16 (see Note 12 “Loans and Borrowings” of the notes to the 2022 half year condensed consolidated financial statements),

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•Deferred revenues and income, in the amount of €18,284 thousand as of June 30, 2022, compared with €25,821 thousand as of December 31, 2021, corresponding to the current portion of the deferred income resulting from the recognition of the upfront payment received from Ipsen under the licensing agreement entered into in December 2021,
•Employee benefits (€714 thousand in the six months to June 30, 2022, compared with €864 thousand in the six months to December 31, 2021), deferred tax liabilities (€647 thousand as of June 30, 2022, compared with €602 thousand as of December 31, 2021) and trade and other payables (€450 thousand as of June 30, 2022, compared with €450 thousand as of December 31, 2021).
Current liabilities

Liabilities - Current	As of
(in € thousands)	12/31/2021	6/30/2022
Current convertible loans	415	415
Current other loans and borrowings	1,773	1,830
Current trade and other payables	40,988	14,273
Current deferred income and revenue	14,298	13,670
Current provisions	313	193
Current tax liabilities	5,051	4,906
TOTAL	62,837	35,288
This balance sheet item includes accrued interest related to the bonds convertible into or exchangeable for new or existing shares (OCEANE) redeemable in October 2025, bank loans, trade payables, social security payables and lease liabilities. The change in current liabilities is mainly attributable to the change in contracted research and development expenses, and the change in deferred income resulting from the recognition of the upfront payment received from Ipsen under the licensing agreement entered into in December 2021 (see Notes 12 "Loans and Borrowings" and 13 "Fair value of financial instruments" of the notes to the 2022 half year condensed consolidated financial statements).

2.3.3	Comments on the Group’s Cash Flows for the periods ended June 30, 2021 and June 30, 2022
As of June 30, 2022, cash and cash equivalents amounted to €209,115 thousand a decline of €49,641 thousand compared with December 31, 2021.
Over the period, change in cash flow by type of flow was as follows:

	Half-year ended
(in € thousands)	2021/06/30	2022/06/30
Cash flows provided by (used in) operating activities	(27,810)	(47,499)
Cash flows provided by (used in) investment activities	215	(199)
Cash flows provided by (used in) financing activities	(38,966)	(1,943)
	(66,561)	(49,641)
Cash flows provided by (used in) operating activities
Cash flow used in operating activities amounted to €-47,499 thousand for the half-year ended June 30, 2022 compared with €-27,810, thousand for the half-year ended June 30, 2021.
In the first half of 2022, these cash flows include the disbursement of €24,000 thousand corresponding to the VAT on the upfront payment received from Ipsen under the licensing agreement entered into in December 2021, as well as the disbursement of the employee participation to the profits of GENFIT SA for a total of €628 thousand.
These cash flows reflect GENFIT’s business, which requires significant research and development efforts, and generates expenses that change in line with progress on the Company’s research programs, net of its operating revenues.
Cash flows provided by (used in) investing activities
Cash flow used in investing activities amounted to €-199 thousand in the first half of 2022, compared with €215 thousand in cash flow provided in the first half of 2021.
These cash flows include acquisitions, disposals and repayments of fixed assets and financial assets.
Cash flows provided by (used in) financing activities
Cash flow used in financing activities amounted to €-1,943 thousand in the first half of 2022, compared with €-38,966 thousand in the first half of 2021.
In the first half of 2022, these cash flows mainly reflect financial interest received and paid, the amount of which is stable compared with first half of 2021.
For comparison, note that in the first half of 2021, these cash flows included the disbursement of €47,482 thousand corresponding to the settlement of the partial redemption of the OCEANE bonds as part of the renegotiation of this bond debt, and the payment of €11,000 thousand of the government-guaranteed loan (Prêt Garanti par l’Etat – PGE) granted by a syndicate of French banks in the context of the COVID-19 pandemic.

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11

2.4	Main Transactions with Related Parties

The main transactions with related parties are available in the Note 26 “Related Parties” of the notes to the 2022 half year condensed consolidated financial statements hereafter. It includes transactions with Ipsen.

2.5	Main Risks and Uncertainties

We encourage investors to take into consideration all of the information presented in our 2021 Annual Report on Form 20-F (“Form 20-F”) and in this Half-Year Business and Financial Report before deciding to invest in Company shares. This includes, in particular, the risk factors described in Item 3.D. “Risk Factors” of the Form 20-F (and the contents of this section), of which the realization may have (or has had in some cases) material adverse effect on the Group and its activity, financial situation, results, development or perspectives, and which are of importance in the investment decision-making process.
With the exception of the following risk factors, which are updated and replaced as below, our review of our risk factors has not prompted any modifications in the nature, quantity or categories of risk factors, nor in their ranking in terms of probability of occurrence or impact, in comparison with what was presented in Item 3.D “Risk Factors” of the Form-20-F. The risks faced by the Company and described in the Form 20-F remain essentially the same.
We depend on third-party contractors for a substantial portion of our operations, namely contract research organizations or CROs for our clinical trials and contract manufacturing organizations or CMOs for manufacturing of our active ingredients and therapeutic units and may not be able to control their work as effectively as if we performed these functions ourselves or control the costs of their services as a result of inflation..
Under our supervision, we outsource substantial portions of our operations to third-party service providers, including preclinical studies and clinical trials, collection and analysis of data and manufacturing of our drug candidates and the realization of certain analyses performed under our agreements with Labcorp and Q2 pertaining to an LDT or IVD powered by NIS4 for use in the clinical research and clinical diagnostics markets. In particular, we subcontract certain elements of the design and/or conduct of our clinical trials to CROs, as well as the manufacturing of our active ingredients and therapeutic units to CMOs, especially with regard to our Phase 3 ELATIVE trial evaluating elafibranor in PBC.
We also contract with external investigators and other specialized services providers, for example with respect to certain statistical analyses, to perform services such as carrying out and supervising, and collecting, analyzing and formatting of data for our trials. Although we are involved in the design of the protocols for these trials and in monitoring them, we do not control all the stages of test performance and cannot guarantee that the third parties will fulfil their contractual and regulatory obligations. In particular, a contractor’s failure to comply with protocols or regulatory constraints, or repeated delays by a contractor, could compromise the development of our products or result in liability for us, including our contractual liability resulting from provisions in agreements we have signed with Ipsen and Terns Pharmaceuticals for the development of elafibranor. Such events could also inflate the product development costs borne by us.
This strategy means that we do not directly control certain key aspects of our product development, such as:
•the quality of the product manufactured;
•the delivery times for therapeutic units (pre-packaged lots specifically labeled for a given clinical trial);
•the clinical and commercial quantities that can be supplied; and
•compliance with applicable laws and regulations.
Additionally, our development activities or clinical trials conducted in reliance on third parties may be delayed, suspended, or terminated if:
•the third parties do not devote a sufficient amount of time or effort to our activities or otherwise fail to successfully carry out their contractual duties or to meet regulatory obligations or expected deadlines;
•we replace a third party; or
•the quality or accuracy of the data obtained by third parties is compromised due to their failure to adhere to clinical protocols, regulatory requirements, or for other reasons.
Furthermore, an increase in the cost of raw materials or direct or indirect energy costs, or more generally a general increase in the prices of goods and services, or even a shortage of the raw materials used to manufacture our product candidates, could increase the cost of manufacturing and developing our product candidates, or requiring the discontinuation of manufacturing, and increase logistics costs; and this particularly in a difficult geopolitical context such as that caused by the current conflict between Russia and Ukraine.
We may not be able to control the performance of third parties in their conduct of development activities. In the event of a default, bankruptcy or shutdown of, or a dispute with, a third party, we may be unable to enter into a new agreement with another third party on commercially acceptable terms. Further, third-party performance failures may increase our development costs, delay our ability to obtain regulatory approval, and delay or prevent the commercialization of our product candidates. In addition, our third-party agreements usually contain a clause limiting such third party’s liability, such that we may not be able to obtain full compensation for any losses we may incur in connection with the third party’s performance failures. While we believe that there are numerous alternative sources to provide these services, in the event that we seek such alternative sources, we may not be able to enter into replacement arrangements without incurring delays or additional costs.
We depend on qualified management personnel and our business could be harmed if we lose key personnel and cannot attract new personnel.

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Our success depends to a significant degree upon the technical and management skills of our co-founders, scientific advisers, senior management team, including, in particular, Pascal Prigent, our chief executive officer, Jean-François Mouney, our chairman, Pascal Caisey, our chief operating officer, and Dean Hum, our chief scientific officer. The loss of the services of Messrs. Prigent, Mouney, Caisey or Hum would likely have a material adverse effect on us. Our success also will depend upon our ability to attract and retain additional qualified scientific, management, marketing, technical, and sales executives and personnel. We compete for key personnel against numerous companies, including larger, more established companies with significantly greater financial resources than we possess. In addition, there is risk of departures or difficulties in hiring qualified personnel following the announcement of disappointing clinical results, such as those we announced in May 2020 regarding our Phase 3 RESOLVE-IT trial and our recent workforce reduction plan. There can be no assurance that we will be successful in attracting or retaining such personnel, and the failure to do so could harm our operations and our growth prospects.
We have recently acquired and may in the future acquire, products or businesses or form new strategic alliances, and we may not realize the benefits of such partnerships or acquisitions.
We have acquired and could acquire in-license rights to drug candidates in clinical development. This could also include the acquisition of companies or technologies facilitating or enabling us to access to new medicines, new research projects, or new geographical areas, or enabling us to express synergies with our existing operations. If such acquisitions occur in the future, we may not be able to identify appropriate targets or make acquisitions under satisfactory conditions, in particular, satisfactory price conditions. In addition, we may be unable to obtain the financing for these acquisitions on favorable terms, which could require us to finance these acquisitions using our existing cash resources that could have been allocated to other purposes. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses or the expected synergies if we are unable to successfully integrate them with our existing operations and company culture.
In December 2021, we licensed the exclusive rights from Genoscience Pharma to develop and commercialize the investigational treatment GNS561 in CCA in the United States, Canada and Europe, including the United Kingdom and Switzerland. CCA is a new therapeutic area for us, and despite the due diligence carried out or in the event our collaboration with Genoscience is not as efficient as expected, we may not be successful in realizing the full potential of the GNS561 program.
We also announced in September 2022 our plans to acquire Versantis AG in order to strengthen our portfolio of product candidate programs, including the drug candidates VS-01-ACLF, VS-01-UCD and VS-02 that we plan to develop respectively in ACLF, UCD and HE. As these three therapeutic areas are relatively or totally new for the Company, a prior assessment that proves to be inadequate, an unsuccessful integration or synergies that do not materialize to the extent expected could prevent us from realizing the full potential of these programs.
We will require substantial additional funding to develop and commercialize our products, if approved, as well as to reinforce our pipeline, which may not be available to us, or to our current or future partners on acceptable terms, or at all, and, if not so available, may require us or them to delay, limit, reduce or cease our operations.
We are currently advancing elafibranor through clinical development in PBC and our other drug candidates through clinical or preclinical development. Additionally, we are also planning formal validation studies of an IVD powered by NIS4 in preparation for submitting the test for marketing authorization for clinical care. Developing pharmaceutical and diagnostic products, including conducting preclinical studies and clinical trials, along with obtaining necessary validation, is expensive.
Subject to obtaining regulatory approval of any of our drug candidates or an IVD powered by NIS4, we or our current or future collaborators expect to incur significant commercialization expenses for product sales, marketing, manufacturing and distribution. We anticipate incurring significant expenses in connection with our planned commercialization of an IVD powered by NIS4, along with an increase in our product development, scientific, commercial and administrative personnel and expansion of our facilities and infrastructure in the United States, France and other countries.
We also expect to incur additional costs associated with operating as a public company in the United States and further plan on expanding our operations in the United States, Europe and in other territories. We could continue to require substantial additional capital in connection with our continuing operations, in particular to expand our pipeline, and to continue our clinical development and pre-commercialization activities.
In addition, access, in particular under acceptable conditions, to necessary financing is subject to contextual factors affecting the financial markets, investors and potential lenders; including certain geopolitical circumstances such as those induced by the conflict between Russia and Ukraine which are deteriorating and could deteriorate further this access and these conditions. In addition, our convertible bond contract initially issued on October 16, 2017 contains customary restrictive covenants, some of which limit, but generally do not exclude, the creation of new guarantees on our assets and the incurring of additional indebtedness.
Because successful development of our drug candidates and diagnostic program is uncertain, we are unable to estimate the actual funds required to complete the research and development and commercialization of our products under development.
Given the significant evolution concerning the euro-dollar exchange rate since the first half of 2022, we invite investors to read Note 5.1 "Foreign Exchange Risk" of the notes to the 2022 half year condensed consolidated financial statements and its sensitivity tables included herein.

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3.	HALF-YEAR CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2022

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14

3.1	Consolidated Statements of Financial Position

Assets

ASSETS	Notes	As of
(in € thousands)		2021/12/31	2022/06/30
Current assets
Cash and cash equivalents	6	258,756	209,115
Current trade and others receivables	9	7,236	11,428
Other current assets	11	2,101	2,982
Inventories	—	4	4
Total - Current assets		268,097	223,530
Non-current assets
Intangible assets	7	174	149
Property, plant and equipment	8	9,015	8,554
Non-current trade and other receivables	9	3	—
Other non-current financial assets	10	4,431	4,817
Deferred tax assets	23	—	—
Total - Non-current assets		13,623	13,519
Total - Assets		281,720	237,049

Liabilities

SHAREHOLDERS' EQUITY AND LIABILITIES	Notes	As of
(in € thousands)		2021/12/31	2022/06/30
Current liabilities
Current convertible loans	12	415	415
Other current loans and borrowings	12	1,773	1,830
Current trade and other payables	14	40,988	14,273
Current deferred income and revenue	15	14,298	13,670
Current provisions	16	313	193
Other current tax liabilities	23	5,051	4,906
Total - Current liabilities		62,837	35,288
Non-current liabilities
Non-current convertible loans	12	47,682	48,760
Other non-current loans and borrowings	12	24,365	23,739
Non-current trade and other payables	14	450	450
Non-current deferred income and revenue	15	25,821	18,284
Non-current employee benefits	17	864	714
Deferred tax liabilities	23	602	647
Total - Non-current liabilities		99,786	92,595
Shareholders' equity
Share capital	18	12,454	12,454
Share premium	—	444,438	444,586
Retained earnings (accumulated deficit)	18	(405,076)	(337,656)
Currency translation adjustment	—	22	181
Net profit (loss)	—	67,259	(10,399)
Total shareholders' equity - Group share		119,097	109,166
Non-controlling interests	—	—	—
Total - Shareholders' equity		119,097	109,166
Total - Shareholders' equity & liabilities		281,720	237,049

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15

3.2	Consolidated Statements of Operations

	Notes	Half-year ended
(in € thousands, except earnings per share data)		2021/06/30	2022/06/30

Revenues and other income
Revenue	19	11	8,790
Other income	19	3,417	3,398
Revenues and other income		3,428	12,188

Operating expenses and other operating income (expenses)
Research and development expenses	20	(23,079)	(17,599)
General and administrative expenses	20	(7,632)	(8,229)
Marketing and market access expenses	20	(783)	(460)
Reorganization and restructuring expenses	20	(1,786)	179
Other operating income (expenses)	20	301	(423)

Operating income (loss)		(29,551)	(14,344)

Financial income (1)	22	40,822	6,182
Financial expenses	22	(5,107)	(2,197)
Financial profit (loss)		35,714	3,985

Net profit (loss) before tax		6,163	(10,359)

Income tax benefit (expense)	23	2,895	(40)

Net profit (loss)		9,058	(10,399)
Attributable to owners of the Company		9,058	(10,399)
Attributable to non-controlling interests		—	—

Basic and diluted earnings (loss) per share
Basic earnings (loss) per share (€/share)	24	0.21	(0.21)
Diluted earnings (loss) per share (€/share)	24	0.19	(0.21)

(1): Of which Financial income incurred by renegotiating the convertible bond debt OCEANE		35,578	—

3.3	Consolidated Statements of Other Comprehensive Loss

		Half-year ended
(in € thousands)	Notes	2021/06/30	2022/06/30

Net profit (loss)		9,058	(10,399)

Actuarial gains and losses net of tax		44	238
Other comprehensive income (loss)
that will never be reclassified to profit or loss		44	238

Exchange differences on translation of foreign operations		39	159
Other comprehensive income (loss)
that are or may be reclassified to profit or loss		39	159

Total comprehensive income (loss)		9,141	(10,002)
Attributable to owners of the Company		9,141	(10,002)
Attributable to non-controlling interests		—	—

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3.4	Consolidated Statements of Cash Flows

		Half-year ended	Half-year ended
(in € thousands)	Notes	2021/06/30	2022/06/30
Cash flows from operating activities
+ Net profit (loss)		9,058	(10,399)
+ Non-controlling interests		—	—
Reconciliation of net loss to net cash used in operating activities
Adjustments for:
+ Depreciation and amortization on tangible and intangible assets		1,511	944
+ Impairment and provision for litigation	16	(1,424)	(74)
+ Expenses related to share-based compensation	21	217	148
- Gain on disposal of property, plant and equipment		330	1
+ Net finance expenses (revenue)		2,590	1,057
+ Income tax expense (benefit)	23	(2,895)	40
+ Other non-cash items		(35,506)	1,095
including Income incurred by renegotiating the convertible bond debt OCEANE
Operating cash flows before change in working capital		(26,118)	(7,188)
Change in:
Decrease (increase) in trade receivables and other assets	9	(3,216)	(5,071)
(Decrease) increase in trade payables and other liabilities	14	1,518	(35,241)
Change in working capital		(1,698)	(40,311)
Income tax paid		6	—
Net cash flows provided by (used in) in operating activities		(27,810)	(47,499)
Cash flows from investment activities
- Acquisition of property, plant and equipment	7. / 8.	(21)	251
+ Proceeds from disposal of / reimbursement of property, plant and equipment	7. / 8.	224	—
- Acquisition of financial instruments	10	12	(449)
Net cash flows provided by (used in ) investment activities		215	(199)
Cash flows from financing activities
+ Proceeds from issue of share capital (net)	18	—	—
+ Proceeds from subscription / exercise of share warrants		—	—
+ Proceeds from new loans and borrowings net of issue costs	12	10,905	—
- Repayments of loans and borrowings	12	(48,028)	(310)
- Payments on lease debts	12	(1,009)	(593)
- Financial interests paid (including finance lease)		(1,058)	(1,057)
+ Financial interests received		224	17
Net cash flows provided by (used in ) financing activities		(38,966)	(1,943)

Increase (decrease) in cash and cash equivalents		(66,561)	(49,641)
Cash and cash equivalents at the beginning of the period		171,029	258,756
Effects of exchange rate changes on cash		(88)	—
Cash and cash equivalents at the end of the period		104,380	209,115
Impairment and provision for litigation : please see note 8 “Property, Plant and Equipment” and note 16 “Provisions” of the notes to the 2022 half year condensed consolidated financial statements.

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3.5	Consolidated Statements of Changes in Equity
(Amounts in thousands of euros, except for number of shares)

	Share capital		Share	Treasury	Retained	Currency	Net	Total	Non-	Total
	Number	Share	premium	shares	earnings	translation	profit	shareholders'	controlling	shareholders'
	of shares	capital			(accumulated	adjustment	(loss)	equity	interests	equity
(in € thousands)					deficit)			Group share

As of January 01, 2021	38,888,379	9,722	379,057	(811)	(303,086)	(92)	(101,221)	(16,430)	—	(16,430)
Net profit (loss)							9,058	9,058		9,058
Other comprehensive income (loss)					44	39		83		83
Total comprehensive income (loss)	—	—	—	—	44	39	9,058	9,141	—	9,141
Allocation of prior period profit (loss)					(101,221)		101,221	—		—
Capital increase	6,886,871	1,722	35,342		—			37,064		37,064
Equity component of OCEANE net of deferred taxes			2,349					2,349		2,349
Share-based compensation			217					217		217
Treasury shares				(43)				(43)		(43)
Other movements			—					—		—
As of June 30, 2021	45,775,250	11,444	416,965	(854)	(404,263)	(52)	9,058	32,298	—	32,298
Net profit (loss)							58,201	58,201		58,201
Other comprehensive income (loss)					172	74		246		246
Total comprehensive income (loss)	—	—	—	—	172	74	58,201	58,447	—	58,447
Allocation of prior period profit (loss)					—		—	—		—
Capital increase	4,040,239	1,010	27,258		—			28,268		28,268
Equity component of OCEANE net of deferred taxes			(38)					(38)		(38)
Share-based compensation			253					253		253
Treasury shares				(131)				(131)		(131)
Other movements			—					—		—
As of December 31, 2021	49,815,489	12,454	444,438	(986)	(404,090)	22	67,259	119,097	—	119,097
Net profit (loss)							(10,399)	(10,399)		(10,399)
Other comprehensive income (loss)					238	159		397		397
Total comprehensive income (loss)	—	—	—	—	238	159	(10,399)	(10,002)	—	(10,002)
Allocation of prior period profit (loss)					67,259		(67,259)	—		—
Capital increase	—	—	—		—			—		—
Equity component of OCEANE net of deferred taxes			—		—			—		—
Share-based compensation			148					148		148
Treasury shares				(65)				(65)		(65)
Other movements			—		(12)			(12)		(12)
As of June 30, 2022	49,815,489	12,454	444,586	(1,050)	(336,605)	181	(10,399)	109,166	—	109,166

3.6	Notes to the Consolidated Financial Statements

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3.6. Notes to the Consolidated Financial Statements

Note 1	The Company
Founded in 1999 under the laws of France, GENFIT S.A. (the "Company") is a late-stage biopharmaceutical company dedicated to the discovery and development of innovative drugs and diagnostic tools in therapeutic areas of high unmet need due in particular to the lack of effective treatments or diagnostic solutions and/or the increase in patients worldwide.
The Company focuses its research and development (R&D) efforts on the potential marketing of therapeutic and diagnostic solutions to combat certain metabolic, inflammatory, autoimmune and fibrotic diseases affecting in particular the liver (such as Primary Biliary Cholangitis or PBC) and more generally gastroenterological diseases. The head office address is : 885 Avenue Eugène Avinée – 59120 Loos FRANCE
The consolidated financial statements of the Company include the financial statements of GENFIT S.A. and those of its wholly-owned subsidiaries: GENFIT CORP (U.S. subsidiary) and GENFIT PHARMACEUTICALS SAS (French subsidiary) (together referred to in these notes to the consolidated financial statements as "GENFIT" or the "Group" or “we “ or “us”).

Note 2	Major Events in the Period and Events after the Period

Note 2.1	Licensing and Partnership Agreement with Ipsen
On December 16, 2021, GENFIT and Ipsen have entered into an exclusive global licensing agreement (with the exception of China, Hong Kong, Taiwan, and Macau) for elafibranor, a Phase III asset evaluated in Primary Biliary Cholangitis (PBC), as part of a long-term global partnership ("Collaboration and License Agreement"). The Collaboration and License Agreement qualifies as a contract under IFRS 15, and meets the criteria under IFRS 15.9.

At the same time, Ipsen also became a shareholder of GENFIT through the purchase of 3,985,239 newly issued shares in December 2021.

We invite you to refer to the 2021 20-F filing by the Company for a description of this collaboration and license agreement and the equity stake of Ipsen in the share capital of GENFIT (see in particular Note 2.4 in the notes to the Consolidated Financial Statements).

On the basis of this agreement, GENFIT received from Ipsen an upfront cash payment of €120 million in December 2021 (with an additional €24 million in collected VAT), of which €80 million was recognized as revenue in 2021. The remainder of this upfront payment (€40 million) has been recognized in 2021 as deferred revenue and will be recognized as revenue throughout the execution of the double-blind period of the ELATIVE study.

The effects of this initial agreement over the first half of 2022 were reflected in the following:

•The VAT amount collected on the upfront payment by Ipsen in December 2021 has been disbursed by the Company, triggering a €24 million payment by the Company, as expected;
•The €40 million in deferred revenue recognized in 2021 has been partially recognized as revenue up to €8,166, in accordance with the progression of the Phase 3 ELATIVE study during the first half of the year (see Note 19 "Operating Income");
As per the Licensing and Partnership Agreement signed in December 2021, GENFIT and Ipsen have entered into a Transition Services Agreement, defining the scope of services rendered by GENFIT to Ipsen in order to facilitate the transition of some activities related to the clinical trials evaluating elafibranor, which generated €595 in income during the first half of 2022.

Event after the period: in July 2022, GENFIT and Ipsen also entered into an inventory purchase agreement providing for the purchase by Ipsen of batches of active ingredients and elafibranor products during the second half of 2022.

Note 2.2	Termination of RESOLVE-IT and the development program of elafibranor in NASH
As a reminder, following the decision by the Company in July 2020 to terminate its Phase 3 RESOLVE-IT trial (see 2020 Annual Report on Form 20-F), the impacts of the RESOLVE-IT termination process, and more broadly the discontinuation of the elafibranor development program in NASH continued to have a significant impact in 2021, and, to a lesser extent in the first half of 2022..
See Note 2.1 "Termination of RESOLVE IT and the development program of elafibranor in NASH" in the Notes to the Consolidated Financial Statements of the Company's 2021 Annual Report on Form 20-F.
Impact on subcontracting costs
In the first half of 2022, the impact of the subcontracting costs of RESOLVE-IT that do not benefit other trials was a positive amount of €1,052, taking into account the reversal of accrued expenses for the costs incurred by investigator sites and an "end-of-study" credit settling the end of the study, as provided by the contract with the main subcontractor (CRO). As a comparison, the impact of these subcontracting costs was a negative amount of €3.3 million in 2021, and a negative amount of €25.4 million, including €9.7 million after the termination of the trial in 2020. We now believe that there are no more subcontracting costs to be recognized for RESOLVE-IT after June 30, 2022.

Moreover, the residual amount of the provision initially recognized in 2020, relative to the administrative and drug tablet destruction costs to be incurred, is now nil at June 30, 2022, given the reversal (used) of €366 recognized in 2021 and that of €12 recognized during the first half of 2022.

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3.6. Notes to the Consolidated Financial Statements
Impact on scientific equipment leased and owned
Following the decision to terminate RESOLVE-IT in 2022, the Group has analyzed the impact of the closing of this study and its decision to reorganize its activities on its scientific equipment, and conducted an inventory of the equipment that could be sold, kept as a spare, or disposed of.
Leased equipment
Following the purchase and effective sale of some of this equipment in 2021 and during the first half of 2022, the impairment loss (determined in order to account for the estimated loss in comparison to the net book value of the rights of use of the asset) amounts to €22 at June 30, 2022 (€62 at the end of 2021 and €503 at the end of 2020).
Owned equipment
Following the effective sale of some of this equipment in 2021 and a new impairment loss recognition in the first half of 2022, relating to certain unused equipment, the impairment loss amounts to €29 at June 30, 2022 (€25 at the end of 2021 and €363 at the end of 2020).
Premises
The impairment (including fixtures and fittings) of the premises rented by the Company in Lille and Paris (France) amounts to €583at June 30, 2022 (€596 at the end of 2021 and €1,275 at the end of 2020), taking into consideration notably the relocation of our Paris offices in 2021 and the rent indexation for our premises in Loos..
Reorganization and reduction in force
Following the reorganization and reduction in force plan (plan de sauvegarde de l’emploi or “PSE”) implemented by the company during the second half of 2020, the residual provision for support measures (such as return-to-work bonuses, trainings, business start-up assistance) granted within the scope of the PSE amounts to €78 at June 30, 2022 (€171 at the end of 2021 and €523 at the end of 2020), reflecting reversals (used) totaling €93 in the first half of 2022.

Note 2.3	COVID-19 and Financial Assistance
Context
The unprecedented spread of COVID-19 – characterized as a pandemic by the World Health Organization on March 11, 2020 – is impacting the global health and business ecosystem, Genfit included.
We have been working with our contract research organizations (CRO), clinical trial sites and clinical investigators to regularly review our estimates for the execution of our programs taking into account the evolution of the pandemic and its impact on our activities.
Appropriate measures have been implemented to ensure the safety of participants in our clinical trials under the current circumstances. These measures include but are not limited to: the set of virtual appointments, the performance of biological evaluations by local laboratories and the delivery of the drug candidates directly to the patients' homes.
Following the implementation of the measures taken in collaboration with our CRO, we have been able to minimize the disruption on our Phase 3 ELATIVE clinical trial evaluating elafibranor in PBC. At the time of the recruitment of the first patient in September 2020, and taking the pandemic situation into account, we estimated that the recruitment period would span over 18 months. Then the emergence and rapid progression of the highly contagious Omicron variant caused difficulties in the recruitment of patients at the end of 2021; in particular in areas which were already significantly delayed (such as Latin America). Clinical sites and regulatory agencies in these areas were subject to significant additional administrative delays due to staffing shortages. Our recruitment numbers in the ELATIVE clinical trial rebounded significantly in the first quarter 2022 as the situation normalized. As a result of this dynamic, we have completed recruitment for the double-blind part of ELATIVE at the end of the first half 2022.
We do not expect these difficulties will affect our estimates for the availability of ELATIVE topline data. However, a further deterioration in the epidemic situation in one of the areas where our Clinical sites are located could have an impact on our estimates for the time required to obtain the results of our clinical trials.
Financial Assistance
In the context of the COVID-19 pandemic, we secured in 2021:
•An €11.0 million loan in June 2021 by a pool of four French commercial banks, 90% guaranteed by the French government (State-Guaranteed Loan or Prêt Garantis par l’Etat "Bank PGE");
•A €2.0 million loan in July 2021 by the Bpifrance investment bank, also 90% guaranteed by the French government ("Bpifrance PGE");
•A €2.3 million subsidized loan in November 2021 by Bpifrance.
Both the Bank PGE and the Bpifrance PGE carried an initial term of one year with repayment options up to six years. The subsidized loan carries an initial term of 6 years.
During the first half of 2022, as anticipated at December 31, 2021, we made use of the repayment options of the Bank PGE and the Bpifrance PGE and were granted an extension, respectively until June 29, 2025 and July 23, 2027.
See note 12.2.2 "Bank Loans"

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3.6. Notes to the Consolidated Financial Statements

Note 2.4	Other Events after the Period
Class Action
See Note 25 “Litigation and Contingent Liabilities”
Acquisition of the Clinical-stage Biopharmaceutical Company Versantis
On September 19, 2022, the Company announced it had signed an exclusive agreement with Versantis AG to acquire all the shares and voting rights of Versantis AG, a private Swiss-based clinical stage biotechnology company focused on addressing the growing unmet medical needs in liver diseases. This acquisition, which should be finalized in the fourth quarter of 2022, aims at :
•Consolidating GENFIT’s position as a leader in acute-on-chronic liver failure (ACLF)
•Significantly expanding GENFIT’s pipeline with VS-01-ACLF, a Phase 2 ready program based on first-in-class scavenging liposomes technology, VS-01-UCD, a pediatric program focused on urea cycle disorder (UCD), and VS-02-HE, an early-stage program focused on hepatic encephalopathy (HE)
•Combining Versantis’ expertise with GENFIT’s know-how in conducting complex development programs in liver diseases, to strengthen and accelerate research and development
The deal includes an initial consideration of CHF40 million due at closing, with contingent consideration of up to CHF65 million upon positive Phase 2 results for VS-01 and VS-02 and regulatory approval of VS-01. In addition, Versantis is eligible to receive 1/3 of the net proceeds resulting from the potential sale of the Pediatric Review Voucher of VS-01’s pediatric application by GENFIT to a third party, or 1/3 of the fair market value of this Voucher if GENFIT opts to apply it to one of its own programs.

Note 3	Basis of Presentation
The half year Consolidated Financial Statements of GENFIT have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), at June 30, 2022. The term IFRS includes International Financial Reporting Standards ("IFRS"), International Accounting Standards (the "IAS"), as well as the Interpretations issued by the Standards Interpretation Committee (the "SIC"), and the International Financial Reporting Interpretations Committee ("IFRIC"). Comparative figures are presented for the year ended December 31, 2021 and the half year ended June 30, 2022.
In accordance with European Commission Regulation 1606/2002, these consolidated interim financial statements for the six-month period ended 30 June 2022 have been prepared in accordance with IAS 34 – Interim Financial Reporting , and should be read in conjunction with the Group’s most recent annual consolidated financial statements for the year ended December 31, 2021. They do not include all the information required for a complete set of financial statements in accordance with IFRS, but a selection of notes explaining significant events and transactions with a view to understanding the changes in the Group’s financial position and performance since the most recent annual consolidated financial statements.

The condensed half-year consolidated financial statements have been prepared on the historical cost basis, except for certain assets and liabilities that have been measured at fair value, in accordance with IFRS, on a going concern basis, using consistent methods, fair presentation and the cut-off concept.
These condensed consolidated financial statements for the period ended June 30, 2022 were prepared under the responsibility of the Board of Directors, which approved them in a resolution dated September 27, 2022.

The principal accounting methods used to prepare the condensed Consolidated Financial Statements are described below.
All financial information (unless indicated otherwise) is presented in thousands of euros (€).

Note 3.1	Changes in Accounting Policies and New Standards or Amendments
With the exception of those mentioned below, the accounting policies applicable for these consolidated annual financial statements are the same as those applied to the previous consolidated annual financial statements.
The following new standards are applicable from January 1, 2022, but do not have any material effect on the Group’s financial statements as of and for the year ended June 30, 2022.
a.Amendment to IAS 37 - Onerous Contracts — Cost of Fulfilling a Contract,
b.Amendment to IFRS 3 - Reference to the Conceptual Framework,
c.Amendment to IAS 16 - Proceeds before intended use,
d.Annual IFRS improvements - 2018-2020 Cycle.

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3.6. Notes to the Consolidated Financial Statements

Note 3.2	Standards, Interpretations and Amendments Issued but not yet Effective
The GENFIT Group has not identified any standards or amendments issued and in force and anticipated as of January 1, 2022 or applicable to the periods starting as of January 1, 2022 that may have a significant impact on the Group's consolidated financial statements, notably:
a.IFRS 17 Insurance Contracts, effective in 2023,
b.Amendments to IFRS 17 - First application of IFRS 17 and IFRS 9 - Comparative Information, effective in 2023,
c.Amendments to IAS 1 and Practice Statement 2 - Disclosure of Accounting Policies, effective in 2023,
d.Amendments to IAS 8 Definition of Accounting Estimates, effective in 2023,
e.Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction, effective in 2023,
f.Amendments to IAS 1 Classification of Liabilities as Current or Non-current, effective in 2024.

Note 4	Summary of Significant Accounting Policies
The accounting policies used for these interim financial statements are the same as those used for the most recent consolidated annual financial statements

Note 5	Financial Risks Management
The half-year consolidated financial statements do not include all the information on financial risks management as it is described in the 2021 Annual Report on Form 20-F including the consolidated financial statements for the year ended December 31,2021.

Note 5.1	Foreign Exchange Risk

The Group's overall exposure to the foreign exchange risk depends, in particular, on :
•the currencies in which it receives its revenues;
•the currencies chosen when agreements are entered into, such as licensing agreements, or co-marketing or co-development agreements;
•the location of clinical trials on drug or biomarker candidates;
•the ability, for its co-contracting parties to indirectly transfer foreign exchange risk to the Company;
•the Group’s foreign exchange risk policy; and
•the fluctuation of foreign currencies against the euro.
Given the significant portion of its operations denominated in US dollars, the Group decided to limit the conversions into euros of its US dollar denominated cash, issued notably from its March 2019 Nasdaq IPO in US dollars, and not to use any specific hedging arrangements, in order to cover expenses denominated in US dollars over the coming years.
The following table shows the sensitivity of the Group's cash and cash equivalent and expenses in U.S. dollars to a variation of 10% of the U.S. dollar against the euro in 2021 and in the first half of 2022.

Sensitivity of the Group's cash and cash equivalents to a variation of +/- 10%	As of
of the US dollar against the euro
(in € thousands or in US dollar thousands, as applicable)	2021/12/31	2022/06/30
Cash and cash equivalents denominated in US dollars	81,713	72,549
Equivalent in euros, on the basis of the exchange rate described below	72,146	69,846
Equivalent in euros, in the event of an increase of 10% of US dollar vs euro	80,163	77,607
Equivalent in euros, in the event of a decrease of 10% of US dollar vs euro	65,588	63,496

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3.6. Notes to the Consolidated Financial Statements

Sensitivity of the Group's expenses to a variation of +/- 10%	Half-year ended
of the US dollar against the euro
(in € thousands or in US dollar thousands, as applicable)	2021/06/30	2022/06/30
Expenses denominated in US dollars	9,758	7,562
Equivalent in euros, on the basis of the exchange rate described below	8,211	7,280
Equivalent in euros, in the event of an increase of 10% of US dollar vs euro	9,123	8,089
Equivalent in euros, in the event of a decrease of 10% of US dollar vs euro	7,465	6,618
2022/06/30 : Equivalent in euros, on the basis of 1 euro = 1,0387 dollars US
2021/12/31 : Equivalent in euros, on the basis of 1 euro = 1,13261 dollars US
2021/06/30 : Equivalent in euros, on the basis of 1 euro = 1,1884 dollars US

Cash, cash equivalents and financial assets	As of
(in € thousands)	2021/12/31	2022/06/30
At origin, denominated in EUR
Cash and cash equivalents	186,609	139,269
Current and non current financial assets	4,355	4,817
Total	190,964	144,086
At origin, denominated in USD
Cash and cash equivalents	72,147	69,846
Current and non current financial assets	76	—
Total	72,223	69,846
Total, in EUR
Cash and cash equivalents	258,756	209,115
Current and non current financial assets	4,431	4,817
Total	263,187	213,932

Note 5.2	Interest Rate Risk
As of June 30, 2022, and December 31, 2021, the Group's financial liabilities totaled €74,744 thousand, and €74,235 thousand respectively (net of the equity component of the convertible loan and debt issue costs). Current borrowings are at a fixed rate and government advances or conditional advances usually bear no interest or interest below market rate. The Group's exposure to interest rate risk through its financial assets is also insignificant due to low market rates and since these assets are mainly euro-denominated Undertakings for the Collective Investment of Transferable Securities (UCITs), medium-term negotiable notes or term deposits with progressive rates denominated in euros or US dollars.

Note 5.3	Liquidity Risk
The Group's loans and borrowings mainly consist of bonds convertible or exchangeable into new or existing shares (OCEANE), initially repayable for an nominal amount of €57 million on October 16, 2025 (see Note 12.1 “Breakdown of convertible loan”), government advances for research projects and bank loans. For conditional advances, reimbursement of the principal is subject to the commercial success of the related research project (see Note 12.2.1 “Refundable and conditional advances”).
The Company has conducted a specific review of its liquidity risk and considers that it is able to meet its future maturities. As of December 31, 2021 and June 30, 2022, the Group had, €263,187 , and €213,932 respectively in cash and cash equivalents and other financial assets. The Company does not believe it is exposed to short-term liquidity risk. The Company believes that the Group's cash and cash equivalents and current financial instruments are sufficient to ensure its financing for the next twelve months, in light of its current projects and obligations.
If the Group's funds are insufficient to cover any additional financing needs, the Group would require additional financing. The conditions and arrangements for any such new financing would depend, among other factors, on economic and market conditions that are beyond the Group's control.

Note 5.4	Credit Risk
Credit risk is the risk of financial loss if a customer or counterparty to a financial asset defaults on their contractual commitments. The Group is exposed to credit risk due to trade receivables and other financial assets.
The Group's policy is to manage this risk by transacting with third parties with good credit standards.

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3.6. Notes to the Consolidated Financial Statements

Note 6	Cash and Cash Equivalents
The main components of cash equivalents were:
•UCITS and interest-bearing current accounts, available immediately;
•Term accounts, available within the contractual maturities or by the way of early exit with no penalty; and
•Negotiable medium-term notes, available with a quarterly maturity or by the way of early exit with no penalty.
These investments, summarized in the tables below, are short-term, highly liquid and subject to insignificant risk of changes in value.

Cash and cash equivalents	As of
(in € thousands)	2021/12/31	2022/06/30
Short-term deposits	69,045	155,192
Cash on hand and bank accounts	189,711	53,923
TOTAL	258,756	209,115

Short-term deposits	As of
(in € thousands)	2021/12/31	2022/06/30
TERM ACCOUNTS	69,045	72,867
INTEREST-BEARING CURRENT ACCOUNT	—	82,325
TOTAL	69,045	155,192

Note 7	Intangible Assets
Intangible assets consist mainly of office and administrative software as well as scientific software purchased by the Group.

	As of	Increase	Decrease	Translation	Reclassification	As of
(in € thousands)	2020/12/31			adjustments		2021/12/31
Gross
Software	1,440	126	(255)	—	(17)	1,294
Patents	91	—	(21)	—	—	70
Other intangibles	—	—	(17)	—	17	—
TOTAL—Gross	1,531	127	(294)	—	—	1,364
Accumulated depreciation and impairment
Software	(1,213)	(152)	176	—	—	(1,190)
Patents	(21)	—	21	—	—	—
Other intangibles	—	—	—	—	—	—
TOTAL - Accumulated depreciation and impairment	(1,234)	(152)	197	—	—	(1,190)
TOTAL - Net	297	(26)	(97)	—	—	174

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3.6. Notes to the Consolidated Financial Statements

	As of	Increase	Decrease	Translation	Reclassification	As of
(in € thousands)	2021/12/31			adjustments		2022/06/30
Gross
Software	1,294	14	(23)	—	—	1,285
Patents	70	—	—	—	—	70
Other intangibles	—	—	—	—	—	—
TOTAL—Gross	1,364	14	(23)	—	—	1,355
Accumulated depreciation and impairment
Software	(1,190)	(37)	21	—	—	(1,206)
Patents	—	—	—	—	—	—
Other intangibles	—	—	—	—	—	—
TOTAL - Accumulated depreciation and impairment	(1,190)	(37)	21	—	—	(1,206)
TOTAL - Net	174	(23)	(2)	—	—	149

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3.6. Notes to the Consolidated Financial Statements

Note 8	Property, Plant and Equipment
The following tables show the variations in tangible assets for the years ended December 31, 2020, December 31, 2021 and as of June 30, 2022:

Property, plant and equipment - Variations	As of	Increase	Decrease	Translation	Reclassification	As of
(in € thousands)	2020/12/31			adjustments		2021/12/31
Gross
Buildings on non-freehold land	12,167	—	(1,912)	—	56	10,311
Scientific equipment	9,080	71	(2,831)	—	—	6,320
Fittings	1,703	(4)	(234)	—	9	1,474
Vehicles	99	60	(67)	—	—	91
Computer equipment	1,534	30	(18)	—	(4)	1,542
Furniture	329	—	(50)	—	—	279
In progress	—	330	(342)	—	12	—
TOTAL - Gross	24,911	487	(5,454)	—	74	20,017
Accumulated depreciation
Buildings on non-freehold land	(2,603)	(1,417)	1,120	—	—	(2,900)
Scientific equipment	(5,952)	(1,061)	2,145	—	—	(4,868)
Fittings	(982)	(91)	190	(5)	—	(888)
Vehicles	(85)	(13)	67	—	—	(31)
Computer equipment	(1,217)	(195)	14	(6)	—	(1,403)
Furniture	(251)	(12)	50	—	—	(213)
In progress	—	—	—	—	—	—
TOTAL - Accumulated depreciation	(11,090)	(2,789)	3,587	(11)	—	(10,304)
Accumulated impairment
Buildings on non-freehold land	(1,182)	—	679	—	—	(503)
Scientific equipment	(866)	—	779	—	—	(87)
Fittings	(93)	—	—	—	—	(93)
Vehicles	—	—	—	—	—	—
Computer equipment	(27)	—	15	—	—	(12)
Furniture	(3)	—	—	—	—	(3)
In progress	—	—	—	—	—	—
TOTAL - Accumulated impairment	(2,172)	—	1,473	—	—	(699)
TOTAL - Net	11,648	(2,302)	(394)	(11)	74	9,015

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3.6. Notes to the Consolidated Financial Statements

Property, plant and equipment - Variations	As of	Increase	Decrease	Translation	Reclassification	As of
(in € thousands)	2021/12/31			adjustments		2022/06/30
Gross
Buildings on non-freehold land	10,311	317	—	—	—	10,628
Scientific equipment	6,320	29	(26)	—	—	6,323
Fittings	1,474	—	—	—	2	1,476
Vehicles	91	—	—	—	—	91
Computer equipment	1,542	49	(6)	—	12	1,596
Furniture	279	—	—	—	—	279
In progress	—	17	—	—	(17)	—
TOTAL - Gross	20,017	412	(33)	—	(3)	20,394
Accumulated depreciation
Buildings on non-freehold land	(2,900)	(506)	—	—	—	(3,407)
Scientific equipment	(4,868)	(286)	24	4	—	(5,125)
Fittings	(888)	(46)	—	(2)	—	(936)
Vehicles	(31)	(6)	—	—	—	(37)
Computer equipment	(1,403)	(64)	6	(9)	—	(1,469)
Furniture	(213)	(5)	—	—	—	(218)
In progress	—	—	—	—	—	—
TOTAL - Accumulated depreciation	(10,304)	(913)	30	(7)	—	(11,192)
Accumulated impairment
Buildings on non-freehold land	(503)	—	13	—	—	(490)
Scientific equipment	(87)	(25)	62	—	—	(51)
Fittings	(93)	—	—	—	—	(93)
Vehicles	—	—	—	—	—	—
Computer equipment	(12)	—	2	—	—	(10)
Furniture	(3)	—	—	—	—	(3)
In progress	—	—	—	—	—	—
TOTAL - Accumulated impairment	(699)	(25)	77	—	—	(647)
TOTAL - Net	9,015	(525)	74	(7)	(3)	8,554
Assets related to contracts that were classified as finance leases are scientific equipment. These contracts are accounted in accordance with IFRS 16. Their net carrying value as of December 31, 2020, 2021 and 2022 amounted to €1,413, €873 and €154 respectively.
Impairment test of assets under IAS 36
Some equipment belonging to the Group and some other under a leasing agreement were no longer in use following the reorganization of the group’s activities and the termination of the RESOLVE-IT trial decided in mid-2020.
This indication of loss of value led the Group to conduct impairment tests, starting in 2020, over owned equipment and use rights related to this equipment in order to determine their recovery value.
For reference, at the end of 2021, the impairment loss of this equipment amounted to €196 taking into account the divestment of some scientific equipment in 2021.
At June 30, 2022, the impairment loss for these equipments was €157, including:
•€51 for scientific equipment (of which €29 related to owned equipment and €22 of leased equipment),
•€93 for fittings, and
•€13 for computer equipment and furniture.
At the same time, as parts of the leased premises (a portion of the office space in Paris and of the former laboratories at headquarters) were no longer in use (segmented vacant space, separate from the premises still occupied), the Group also conducted impairment tests of the rights of use of this space, starting in 2020.
For reference, at the end of 2021, the impairment loss for these premises amounted to €503.
At June 30, 2022 the impairment loss for these premises amounts to €490.
In accordance with IFRS 16, the Group has chosen not to present the right of use separately from other assets and has added them to the fixed assets of the same nature as the underlying leased assets.
Therefore, the rights of use, on the one hand, and the related amortization, on the other, at June 30, 2022 included in the above table affect:

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3.6. Notes to the Consolidated Financial Statements
•The line item “Building on non freehold land”, for €10,373 and €3,324, respectively;
•The line item "Scientific equipment", at €1,368 and €1,309 respectively.
In accordance with IFRS 16, a reevaluation of the rights of use and of the debt has been completed during the first half of 2022 in order to reflect the re-indexing of leases. Its impact amounted to €317.

Note 9	Trade and Other Receivables
Trade and other receivables consisted of the following:²

Trade and other receivables - Total	As of
(in € thousands)	2021/12/31	2022/06/30
Trade receivables, net	57	742
Research tax credit	5,282	8,625
Social security costs receivables	4	2
VAT receivables	1,038	1,654
Grants receivables	5	14
Other receivables	852	390
TOTAL	7,239	11,428

Trade and other receivables - Current	As of
(in € thousands)	2021/12/31	2022/06/30
Trade receivables, net	57	742
Research tax credit	5,282	8,625
Social security costs receivables	4	2
VAT receivables	1,038	1,654
Grants receivables	3	14
Other receivables	852	390
TOTAL	7,236	11,428

Trade and other receivables - Non-current	As of
(in € thousands)	2021/12/31	2022/06/30
Trade receivables, net	—	—
Research tax credit	—	—
Social security costs receivables	—	—
VAT receivables	—	—
Grants receivables	3	—
Other receivables	—	—
TOTAL	3	—
Trade receivables
The change in trade receivables in mainly related to the Transition Services Agreement entered into with Ipsen during the first half of 2022. See Note 2.1 "Licensing and Partnership Agreement with Ipsen".
Research tax credit
The research tax credit receivable, amounting to €8,625 at June 30, 2022, includes:
•The research tax credit due for 2021 amounting to €5,282, of which the refund request currently under review by the French revenue service, and
•The estimated research tax credit receivable for the first half of 2022, which amounts to €3,343.
VAT receivables
The VAT receivable amounted to €1,654 at June 30, 2022. (€1,038 at December 31, 2021).
This increase is due to the requested VAT refund at June 30, 2022 amounting to €391 more than at December 31, 2021. The residual difference is due to a higher VAT amount on accrued expenses.
Other receivables
The line item “other receivables” amounted to €390 and €852, respectively as of June 30, 2022 and December 31, 2021. It primarily consists of credit notes from suppliers.

Half-Year Business and Financial Report at June 30, 2022
29

3.6. Notes to the Consolidated Financial Statements

Note 10	Other Financial Assets
Other financial assets consisted of the following:

Financial assets - Total	As of
(in € thousands)	2021/12/31	2022/06/30
Non consolidated equity investments	3,133	3,133
Other investments	—	500
Loans	388	410
Deposits and guarantees	397	325
Liquidity contract	513	450
TOTAL	4,431	4,817

Financial assets - Current	As of
(in € thousands)	2021/12/31	2022/06/30
Non consolidated equity investments	—	—
Other investments	—	—
Loans	—	—
Deposits and guarantees	—	—
Liquidity contract	—	—
TOTAL	—	—

Financial assets - Non current	As of
(in € thousands)	2021/12/31	2022/06/30
Non consolidated equity investments	3,133	3,133
Other investments	—	500
Loans	388	410
Deposits and guarantees	397	325
Liquidity contract	513	450
TOTAL	4,431	4,817

Financial assets - Variations	As of	Increase	Decrease	As of
(in € thousands)	2021/12/31			2022/06/30
Non consolidated equity investments	3,133	—	—	3,133
Other investments	—	500	—	500
Loans	388	22	—	410
Deposits and guarantees	397	12	(84)	325
Liquidity contract	513	—	(63)	450
TOTAL	4,431	534	(148)	4,817
The total amount of financial assets of the Company was €4,817 at June 30, 2022 (€4,431 at December 31, 2021). This amount includes an amount of €3,133 (unchanged compared to the end of 2021) in held shares representing a 10% equity stake taken by the Company in Genoscience Pharma in December 2021 through the subscription of new ordinary shares.

Half-Year Business and Financial Report at June 30, 2022
30

3.6. Notes to the Consolidated Financial Statements
Acquisition of shares in Genoscience Pharma

The investment in Genoscience Pharma was not made by GENFIT for trading purposes. Therefore, in accordance with IFRS 9, the Group has elected to classify the Genoscience Pharma shares as equity instruments accounted for at fair value through other comprehensive income (OCI).
The amount of €3,133 recognized in the balance sheet at December 31, 2021 corresponded to the subscription price agreed between the parties in December 2021, as representative of Genoscience Pharma’s value a few days before the annual closing, augmented of the transaction costs directly imputable to the acquisition.
At subsequent reporting dates, changes in the fair value of this equity instrument must be recognized in OCI. OCI cannot be reclassified in the income statement, even in the event of a disposal. Where applicable, only dividends relating to the investment in equity instruments will be recognized through profit or loss provided the conditions are met (IFRS 9.5.7.6 and.5.7.1A).
Given the characteristics of Genoscience Pharma – an unlisted biotechnology company whose activities are the research and development of candidate treatments – its value corresponds primarily to the value of its R&D programs, the design, implementation, interpretation and operation of which span several years. Moreover, Genoscience Pharma carries out periodic financing transactions through capital increases. Such transactions, when they involve significant amounts, provide a relevant indicator of the company’s fair value.
The milestones achieved in the first half of 2022 on the two main programs for cholangiocarcinoma and hepatocarcinoma are consistent with the objectives as they stood at the end of 2021. In addition, no significant financing transactions with external investors were carried out during the first half of 2022.
Therefore, as (i) progress in research and development programs over the first half of 2022 was consistent with forecasts and (ii) no significant financing transaction that may have provided an indication of a new fair value for the company was actually completed, it has been decided not to modify the value of the investment in GENFIT’s balance sheet as of June 30, 2022.
It should be noted that if the financing transactions planned by the company were to be carried out subsequently on the basis of a price per share significantly different from that paid by GENFIT, the fair value of the stake in Genoscience Pharma recorded on the Group’s balance sheet could be changed.
Investment in the CAPTECH SANTE FCPI

On May 24, 2022, GENFIT undertook to subscribe for 50 units of the CAPTECH SANTE Professional Equity Fund (Fonds Professionnel de Capital Investissement – FPCI) in the amount of €500. GENFIT’s subscription amount must be paid up on successive calls from the fund management company. On June 25, 2022, the management company made an initial call for funds from GENFIT in an amount equal to 35% of the subscription amount, i.e. €175, with a deadline of July 5, 2022 for the release of the funds.
GENFIT’s investment in CAPTECH SANTE constitutes a debt instrument that does not meet the SPPI (solely payments of principal and interest) criterion. It is therefore classified as a financial asset recognized at fair value through profit or loss.
This investment is also consistent with a regular way purchase of a financial asset (IFRS 9.3.1.2). In application of this section, GENFIT has opted to use the trade date as date of initial recognition. An amount of €500 was therefore recognized in the Group’s balance sheet on May 24, 2022.
Liquidity Contract

The liquidity contract consists of a share buyback program contracted to an investment service provider in order to facilitate the listing of the Group's shares As of June 30, 2022, the liquidity account had a cash balance of €450. In addition, at June 30, 2022, CMC-CIC Market Solutions holds on behalf of Genfit 160,021 shares, recorded as a deduction from equity in the amount of €63.

Note 11	Other Assets
Other assets of €2,982 at June 30, 2022, €2,101 at December 31, 2021, consisted of prepaid expenses related to current operating expenses.

Note 12	Loans and Borrowings

Half-Year Business and Financial Report at June 30, 2022
31

3.6. Notes to the Consolidated Financial Statements

Note 12.1	Breakdown of Convertible Loan

On October 16, 2017, the Company issued 6,081,081 OCEANEs at par with a nominal unit value of €29.60 per bond for an aggregate nominal amount of €180 million. This debt was renegotiated in January 2021, and share conversions were executed during the period. No OCEANE has been converted during the first half of 2022.

At origin (10/16/2017) :
Number of bonds	6,081,081
Nominal amount of the loan	179,999,997.60€
Nominal unit value of the bonds	29.60€
Conversion / exchange premium	30%
To GENFIT's reference share price :
22.77€
Annual nominal interest rate	3.5%
Payable semi-annually in arrears
Annual nominal interest rate	7.2%
Offering	10/16/2017
At par
Redemption	10/16/2022
Redemption prior to maturity at the option of the Company from
11/6/2020
if the arithmetic volume-weighted average price of
GENFIT's listed share price and the then prevailing conversion ratio over a
20
trading period exceeds
150%
of the nominal value of the OCEANEs.
After OCEANEs buyback :
Number of bonds	3,185,821
Nominal amount of the loan	94,300,301.60€
Nominal unit value of the bonds	29.60€
Effective interest rate	8.8%
As of 06/30/2022 :
Number of bonds	1,923,662
Nominal amount of the loan	56,940,395.20€
Nominal unit value of the bonds	29.60€
Effective interest rate	8.8%
See Note 12.1 "Breakdown of convertible loan" in the Notes to the Consolidated Financial Statements in the Company's 2021 20-F filing for a detailed description of the OCEANEs repurchase and amendment of terms, the accounting impacts of the debt renegotiation, and conversions into shares executed in 2021 following this renegotiation.

The potential issuance of new shares upon conversion requests of the outstanding OCEANEs would represent 21.24% of the share capital of the Company at June 30, 2022 (or a potential maximum dilution of 17.52% in case of conversion into shares of all outstanding convertible bonds).

Convertible loans - Total	As of
(in € thousands)	2021/12/31	2022/06/30
Convertible loans	48,097	49,175
TOTAL	48,097	49,175

Half-Year Business and Financial Report at June 30, 2022
32

3.6. Notes to the Consolidated Financial Statements

Convertible loans - Current	As of
(in € thousands)	2021/12/31	2022/06/30
Convertible loans	415	415
TOTAL	415	415

Convertible loans - Non current	As of
(in € thousands)	2021/12/31	2022/06/30
Convertible loans	47,682	48,760
TOTAL	47,682	48,760

Note 12.2	Breakdown of Other Loans and Borrowings

Other loans and borrowings consisted of the following:

Other loans and borrowings - Total	As of
(in € thousands)	2021/12/31	2022/06/30
Refundable and conditional advances	3,229	3,229
Bank loans	15,824	15,514
Obligations under leases	7,069	6,793
Accrued interests	16	33
Bank overdrafts	—	—
TOTAL	26,138	25,569

Other loans and borrowings - Current	As of
(in € thousands)	2021/12/31	2022/06/30
Refundable and conditional advances	—	—
Bank loans	667	782
Obligations under leases	1,089	1,015
Accrued interests	16	33
Other financial loans and borrowings	—	—
TOTAL	1,773	1,830

Other loans and borrowings - Non current	As of
(in € thousands)	2021/12/31	2022/06/30
Refundable and conditional advances	3,229	3,229
Bank loans	15,156	14,732
Obligations under leases	5,980	5,778
Accrued interests	—	—
Bank overdrafts	—	—
TOTAL	24,365	23,739

Half-Year Business and Financial Report at June 30, 2022
33

3.6. Notes to the Consolidated Financial Statements

Note 12.2.1	Refundable and conditional advances

The following table summarizes advances outstanding at December 31, 2022, and 2021.

Refundable and conditional advances—general overview	Grant date	Total amount allocated	Receipts	Repayments	Effects of discounting	Net book value As of 2022/06/30
(in € thousands)
BPI FRANCE - IT-DIAB	2008/12/23	3,229	3,229	—	—	3,229
Development of a global strategy for the prevention and management of type 2 diabetes
TOTAL		3,229	3,229	—	—	3,229

Refundable and conditional advances—general overview	Grant date	Total amount allocated	Receipts	Repayments	Effects of discounting	Net book value As of 2021/12/31
(in € thousands)
BPI FRANCE - IT-DIAB	2008/12/23	3,229	3,229	—	—	3,229
Development of a global strategy for the prevention and management of type 2 diabetes
TOTAL		3,229	3,229	—	—	3,229

BPI FRANCE IT-DIAB
On December 23, 2008, the Group received an advance from BPI France (the BPI France IT-DIAB) as part of a framework innovation aid agreement involving several scientific partners and for which the Group was the lead partner. The contribution expected at each stage by each of the partners in respect of work carried out and results achieved is defined in the framework agreement. With respect to the Group, the aid consisted of a €3,229 conditional advance and a €3,947 non-repayable government grant.

The conditional advance is not refundable except in the event of success. The program ended on December 31, 2014. In the event of success, defined as the commercial spin-offs of the IT-Diab program which involves products for the treatment or diagnosis of type 2 diabetes, in that case, the financial returns generated will be used initially to repay the €3,229 conditional advance and the agreement stipulates that the conditional advance will be regarded as repaid in full when the total payments made in this regards by the recipient, discounted at the rate of 5.19%, equal the total amount, discounted at the same rate, of the aid paid. Any further amounts will be classified as additional payments, up to a maximum amount of €14,800.

As provided in the project assistance contract, we sent a letter to BPI in December 2019 in order to notify it of our Labcorp and Terns contracts while indicating that elafibranor was now aimed at treating hepatic diseases and no longer type 2 diabetes as provided for in the aid agreement. We proposed to BPI to establish a statement of abandonment of the IT DIAB project on which the above advance is based. Following this letter, the parties met in March 2020 for the presentation of our arguments, and in June 2020 following the publication of the results of the RESOLVE-IT study, and a new letter was sent in November 2020. In this context, we are awaiting a proposal from BPI on new financial terms related to this situation and a draft amendment to the repayable advance agreement. Until we receive a response from BPI France, we consider that the fair value of this liability corresponds to the amount paid by BPI FRANCE.

Note 12.2.2	Bank loans
As a reminder, in the context of the COVID-19 pandemic, the Company secured:
•A State-Guaranteed Loan (or "Prêt Garanti par l'Etat - PGE")(Bank PGE) for an amount of €11,000 (€10,919 net of fees), granted on June 24, 2021 by a syndicate of four French banks and paid out on June 29, 2021, 90% guaranteed by the French government with an initial term of one year with repayment options up to six years;
•A State-Guaranteed Loan (Bpifrance PGE) for an amount of €2,000 (€1,985 net of fees) granted on July 20, 2021 by Bpifrance and paid out on July 23, 2021, 90% guaranteed by the French government with an initial term of one year with repayment options up to six years;
•A Subsidized Loan for an amount of €2,250 (€2,250 net of fees) granted on November 23, 2021 by Bpifrance and paid out on November 26, 2021, with an initial term of six years.
Please see Note 12.2.2 "Bank loans" in the Notes to the Consolidated Financial Statements in the 2021 Annual Report on Form 20-F.

Half-Year Business and Financial Report at June 30, 2022
34

3.6. Notes to the Consolidated Financial Statements
During the first half of 2022, as we were already planning to do in late 2021, Genfit requested an extension of both the Bank PGE and the Bpifrance PGE. Both extensions were granted by the respective counterparties.
Regarding the Bank PGE, the loan’s post-extension terms did not result in a revision of the maturity date of 29 June 2025 used at the time of the closing on 31 December 2021 (8 linear quarterly payments between September 29, 2023 and June 29, 2025), nor the amount of the “guarantee premiums” (which increases progressively from 0.25% in the first year to 1% in the third year and beyond). Only the interest rate for the second to fourth years was determined at the time of the extension and is therefore changed in relation to the assumptions used as of 31 December 2021. This annual interest rate is as follows:
•BNP PGE (loan of €4,900): 0.45%
•Natixis PGE (loan of €3,000): 0.40%
•CIC PGE (loan of €2,200): 0.75%
•CDN PGE (loan of €900): 1.36%
Regarding the Bpifrance PGE, the extension resulted in a one-year extension of the loan’s maturity compared with the assumption made as of 31 December 2021, i.e. 23 July 2027 (20 linear quarterly payments between October 23, 2022 and July 23, 2027) instead of 23 July 2026, as well as a change in the rate of the “guarantee premium” and a change in the interest rate of the loan. The revised terms from 1 August 2022 are as follows: the interest rate is 2.25% (including 1.00% under the French State guarantee).
Regarding the Subsidized Loan, the terms have remained unchanged since the time of closing in November 2021, providing for a 4-quarter deferment of capital amortization, followed by 20 equal quarterly payments (amortization and interest) between February 28, 2023 and November 30, 2027, at a fixed interest rate of 2.25% per annum.
In accordance with the ANC recommendation (Recommendations and observations relating to the recognition of the consequences of COVID-19 in the accounts and positions prepared as from 1 January 2020), the accounting treatment relating to the extension of the two PGEs applied in the Group’s condensed consolidated financial statements as of 30 June 2022 is as follows:
•Bank PGE: in the absence of a revision of the probable maturity, the revision of the interest rate of the non-guaranteed loan was accounted for prospectively as soon as the revised interest rate was known after agreement with the bank. The EIR after taking the extension into account is now as follows:
◦BNP PGE (loan of €4,900): 1.16% per annum
◦Natixis PGE (loan of €3,000): 1.11% per annum
◦CIC PGE (loan of €2,200): 1.46% per annum
◦CDN PGE (loan of €900): 2.08% per annum
(For reference, the EIR was 0.75% per annum at December 31, 2021 for all Bank PGE)
•Bpifrance PGE: in view of the revision of the maturity of the PGE and the revision of the cost of the guarantee, the revision of the flows to be paid results, for the portion corresponding to the revision of the cost of the guarantee, in an increase in the debt in the amount of €44 against earnings, discounting new cash flows at the effective interest rate used for the closing as of 31 December 2021. Only the change in the revised interest rate has been accounted for prospectively. The EIR after taking the extension into account is now 1.65% per annum (1.95% at December 31, 2021).
Bank loans consisted of the following as of December 31,2021:

Bank loans	Loan	Facility	Interest	Outstanding As of 2021/12/31	Installments	Outstanding As of 2021/12/31
(in € thousands)	date	size	rate
CDN 3	April 2016	500	0.72%	—	60 monthly	—
CDN 4	June 2017	600	0.36%	—	48 monthly	—
CDN 5	November 2018	500	0.46%	—	48 monthly	115
CIC 4	December 2016	265	0.69%	—	60 monthly	4
CIC 5	July 2017	1,000	0.69%	—	60 monthly	152
BNP 2	June 2016	500	0.80%	—	20 quarterly	—
BNP 3	October 2016	1,050	0.80%	—	20 quarterly	105
BNP 4	April 2017	800	0.87%	—	60 monthly	217
AUTRES	-	—	0.00%	—	—	20
CDN PGE	June 2021	900	(*)	—	8 quaterly	900
CIC PGE	June 2021	2,200	(*)	—	8 quaterly	2,200
BNP PGE	June 2021	4,900	(*)	—	8 quaterly	4,900
NATIXIS PGE	June 2021	3,000	(*)	—	8 quaterly	3,000
BPI PGE	July 2021	2,000	1.85%	—	16 quaterly	2,000
BPI PRÊT TAUX BONIFIE	November 2021	2,250	2.25%	—	20 quaterly	2,250
TOTAL		20,465		—		15,864
(*) Rates not defined as of 31/12/2021

Half-Year Business and Financial Report at June 30, 2022
35

3.6. Notes to the Consolidated Financial Statements
Bank loans consisted of the following as of June 30, 2022:

Bank loans	Loan	Facility	Interest	Available	Installments	Outstanding
	date	size	rate	as of		as of
(in € thousands)				2022/06/30		2022/06/30
CDN 3	April 2016	500	0.72%	—	60 monthly	—
CDN 4	June 2017	600	0.36%	—	48 monthly	—
CDN 5	November 2018	500	0.46%	—	48 monthly	53
CIC 4	December 2016	265	0.69%	—	60 monthly	—
CIC 5	July 2017	1,000	0.69%	—	60 monthly	51
BNP 2	June 2016	500	0.80%	—	20 quarterly	—
BNP 3	October 2016	1,050	0.80%	—	20 quarterly	—
BNP 4	April 2017	800	0.87%	—	60 monthly	136
AUTRES	-	—	0.00%	—	—	19
CDN PGE	June 2021	900	1.36%	—	8 quaterly	900
CIC PGE	June 2021	2,200	0.75%	—	8 quaterly	2,200
BNP PGE	June 2021	4,900	0.45%	—	8 quaterly	4,900
NATIXIS PGE	June 2021	3,000	0.40%	—	8 quaterly	3,000
BPI PGE	July 2021	2,000	2.25%	—	16 quaterly	2,000
BPI PRÊT TAUX BONIFIE	November 2021	2,250	2.25%	—	20 quaterly	2,250
TOTAL		20,465		—		15,508

Note 12.3	Maturities of Financial Liabilities

Maturity of financial liabilities	As of	Less than	Less than	Less than	Less than	Less than	More than
(in € thousands)	2022/06/30	1 year	2 years	3 years	4 years	5 years	5 years
BPI FRANCE - IT-DIAB	3,229	—	—	—	—	—	3,229
TOTAL - Refundable and conditional advances	3,229	—	—	—	—	—	3,229
Convertible loans	49,175	415	—	—	48,760	—	—
Bank loans	15,514	782	6,321	6,343	863	868	336
Leases	6,793	1,015	972	973	984	995	1,855
Accrued interests	33	33	—	—	—	—	—
TOTAL - Other loans and borrowings	71,515	2,245	7,292	7,316	50,607	1,864	2,191
TOTAL	74,744	2,245	7,292	7,316	50,607	1,864	5,420
Based on the nominal amount of €56,940 at June 30, 2022, the convertible bond results in the payment of yearly interest of €1,993 (payable in two biannual installments). Its repayment is due on October 16, 2025.
Regarding the IT-DIAB advance, please see Note 12.2.1 “Refundable and conditional advances”.

Half-Year Business and Financial Report at June 30, 2022
36

3.6. Notes to the Consolidated Financial Statements

Note 13	Fair Value of Financial Instruments
The following tables provide the financial assets and liabilities carrying values by category and fair values as of June 30, 2022, December 31, 2021:

	As of 31/12/2021
	Carrying value					Fair value
	As per	Assets at	Assets at	Assets at	Debt at	Level 1	Level 2	Level 3
	statement of	fair value	fair value	amortized	amortized
	financial	through	through OCI	cost	cost
(in € thousands)	position	profit & loss
Assets
Equity investments	3,133		3,133					3,133
Loans	388			388			388
Deposits and guarantees	397			397			397
Trade receivables	57			57			57
Cash and cash equivalents	258,756	258,756				258,756
TOTAL - Assets	262,731	258,756	3,133	842	—	258,756	842	3,133
Liabilities
Conditional advances	3,229				3,229			3,229
Convertible loans	48,097				48,097		48,097
Bank loans	15,824				15,824		15,824
Obligations under finance leases	7,069				7,069		7,069
Accrued interests	16				16		16
Trade payables	12,304				12,304		12,304
Other payables	579				579		579
TOTAL - Liabilities	87,118	—	—	—	87,118	—	83,889	3,229

	As of 30/06/2022
	Carrying value					Fair value
	As per	Assets at	Assets at	Assets at	Debt at	Level 1	Level 2	Level 3
	statement of	fair value	fair value	amortized	amortized
	financial	through	through OCI	cost	cost
(in € thousands)	position	profit & loss
Assets
Equity investments	3,133		3,133					3,133
Other investments	500	500				500
Loans	410			410			410
Deposits and guarantees	325			325			325
Trade receivables	742			742			742
Cash and cash equivalents	209,115	209,115				209,115
TOTAL - Assets	214,225	209,615	3,133	1,477	—	209,615	1,477	3,133
Liabilities
Conditional advances	3,229				3,229			3,229
Convertible loans	49,175				49,175		49,175
Bank loans	15,514				15,514		15,514
Obligations under finance leases	6,793				6,793		6,793
Accrued interests	33				33		33
Trade payables	10,229				10,229		10,229
Other payables	1,066				1,066		1,066
TOTAL - Liabilities	86,039	—	—	—	86,039	—	82,810	3,229

Half-Year Business and Financial Report at June 30, 2022
37

3.6. Notes to the Consolidated Financial Statements

Note 14	Trade and Other Payables

Trade and other payables - Total	As of
(in € thousands)	2021/12/31	2022/06/30
Trade payables (*)	12,304	10,229
Social security costs payables	4,087	3,092
VAT payables	23,725	120
Taxes payables	744	216
Other payables	579	1,066
TOTAL	41,438	14,723
(*) Of which : Accrued expenses	6,201	6,498

Trade and other payables - Current	As of
(in € thousands)	2021/12/31	2022/06/30
Trade payables	12,304	10,229
Social security costs payables	4,087	3,092
VAT payables	23,725	120
Taxes payables	744	216
Other payables	128	615
TOTAL	40,988	14,273

Trade and other payables - Non current	As of
(in € thousands)	2021/12/31	2022/06/30
Trade payables	—	—
Social security costs payables	—	—
VAT payables	—	—
Taxes payables	—	—
Other payables	450	450
TOTAL	450	450
At June 30, 2022, trade payables amounted to €10,229 (€12,304 at December 31, 2021 ). This change is due to the reduction in operating expenses. Trade payables include a significant portion of accrued expenses (€6,498 and €6,201 at June 30, 2022 and December 31, 2021 respectively), relating to yet unbilled amounts from the clinical trial sites via the Clinical Research Organizations (CROs) in charge of the Company's clinical trials.
The VAT debt amounted to €120 at June 30, 2022 (€23,725 at December 31, 2021). This decrease is related to the VAT amount collected on the upfront payment received from Ipsen in December 2021 in the context of the Licensing Agreement signed between Ipsen and the Company.

Note 15	Deferred Income and Revenue
Out of the €120 million upfront payment received from Ipsen in application of the licensing agreement signed in December 2021, an amount of €40 million was recognized as Deferred income in 2021 (see: Note 19 "Operating Income"), of which €14,179 was recognized as Current deferred income, and €25,821 was recognized as Non-current deferred income.
During the first half of 2022, an amount of €8,166 has been recognized in revenue within the scope of this agreement. Accounting for this recognition in revenue, the residual deferred income related to the Licensing and Partnership Agreement signed with Ipsen amounts to €31,834 million at June 30, 2022, of which €13,551 as Current deferred income and €18,284 as Non-current deferred income.
Regarding the other historical partners of the Company, the licensing agreements with Labcorp (2019 and 2020 agreements) and the licensing and partnership agreement with Terns Pharmaceuticals (2019 agreement) did not trigger the recognition of milestones (related to some development and commercialization steps) during the first half of 2022.

Note 16	Provisions

Change in provisions	As of	Increase	Decrease	Decrease	As of
(in € thousands)	2021/12/31		(used)	(unused)	2022/06/30
Provision for litigation	87	—	(14)	—	73
Provision for charges	225	—	(53)	(52)	121
TOTAL	313	—	(67)	(52)	193

Half-Year Business and Financial Report at June 30, 2022
38

3.6. Notes to the Consolidated Financial Statements
At June 30, 2022, and December 31, 2021 and, this line item amounted to €193, €313, respectively.
This change mainly reflects provision reversals recorded in the first half of 2022 related to:
•Some administrative costs and costs related to the destruction of drug tablets following the decision taken mid-2020 to discontinue the RESOLVE-IT study : reversal of €12 (of which €12 was used), with the corresponding residual provision amounting to nil at June 30, 2022;
•The estimated support costs related to the reduction in force plan (PSE) implemented starting in late 2020 (return-to-work bonuses, trainings, business start-up assistance and various other benefits) : reversal of €93 (of which €41 was used), with the corresponding residual provision amounting to €78 at June 30, 2022.

Note 17	Employee Benefits
In France, pension funds are generally financed by employer and employee contributions and are accounted for as a defined contribution plan with the employer contributions recognized as expense as incurred. The Group has no actuarial liabilities in connection with these plans. Related expenses recorded for the half-years ended June 30, 2022, and June 2021 amounted to €485, and €406 respectively.
French law also requires payment of a lump sum retirement indemnity to employees based on years of service and annual compensation at retirement, which are accounted for as a defined benefit plan. Benefits do not vest prior to retirement. The liability is calculated as the present value of estimated future benefits to be paid, applying the projected unit credit method whereby each period of service is seen as giving rise to an additional unit of benefit entitlement, each unit being measured separately to build up the final liability. At June 30, 2022, and at December 31, 2021 provisions for retirement indemnities recorded were €714 , and €864 , respectively.
For the half years ended June 30, 2022 and June 30, 2021, the provision for retirement indemnities has been calculated on the basis of one-half of the expected expenses for the corresponding period, taking into account, if applicable, particular events of significance (employee turnover) adjusted for the changes in discount rate and salary increase hypotheses.
As part of the measurement of the retirement indemnity to employees, the following assumptions were used for all categories of employees:

Population	Permanent staff
Retirement age	65
Terms of retirement	Initiated by the employee
Life expectancy	On the basis of the INSEE table
Probability of continued presence in the company at retirement age	On the basis of the DARES table
(1)INSEE is the French National Institute of Statistics; DARES is the French Bureau of Studies and Statistics

Rate	As of
(in € thousands)	2021/12/31	2022/06/30
Salary growth rate - in 2022	3.00%	6.00%
Salary growth rate - beyond	3.00%	3.00%
Discount rate (iboxx)	0.87%	3.50%
The discount rates are based on the market yield at December 31, 2021 and June 30, 2022 on high-quality corporate bonds.
The following table presents the changes in the present value of the defined benefit obligation:

Changes in the present value of the defined benefit obligation	As of
(in € thousands)	2022/06/30
Defined benefit obligation as of January 01, 2021 - as adjusted	922
Current service cost	154
Interest cost on benefit obligation	5
Actuarial losses / (gains) on obligation	—
Past service costs	(216)
Service paid to employees	—
Defined benefit obligation as of December 31, 2021	864
Current service cost	84
Interest cost on benefit obligation	4
Actuarial losses / (gains) on obligation	—
Past service costs	(238)
Service paid to employees	—
Defined benefit obligation as of June 30, 2022	714
Actuarial gains and losses are mainly due to the changes in actualization rate.

Half-Year Business and Financial Report at June 30, 2022
39

3.6. Notes to the Consolidated Financial Statements
Sensitivity of the Group’s retirement and post-employment benefits to a variation of the discount rate :

	Retirement and post-employment benefits
Sensitivity of the Group's retirement and post-employment benefits	Changes in	Impact /
to a variation of the discount rate	assumptions /	present value of
(in € thousands)	discount rate	the undertaking
+	0.50%	(39)
-	0.50%	41

Note 18	Equity
Share capital
Ordinary shares are classified under shareholders' equity. Any shareholder, regardless of nationality, whose shares are fully paid-in and registered for at least two years, is entitled to double voting rights under the conditions prescribed by law (Article 32 of the Company's bylaws)
At June 30, 2022, 2,367,298 shares have been held for more than two years and entitle their holders to double voting rights (4.75% of the issued share capital).
Changes in share capital in 2022
The share capital has not changed during the first half of 2022.
At June 30, 2022, the share capital amounts to €12,453.87 represented by 49,815,489 fully authorized, subscribed and paid-up shares with a nominal value of €0.25 per share. This number does not include instruments granting access to share capital which have been issued by the Company and granted to certain directors, employees and consultants of the Group including stock options, free shares (AGA) that have not fully vested and share warrants (BSA) or the shares underlying our OCEANE convertible bonds that remain outstanding at June 30, 2022.
At June 30, 2022, the remaining unused authorizations to issue additional share-based compensation or other share-based instruments (stock options, free shares and share warrants) represent a total of 575,000 shares.
Changes in share capital in 2021
On February 4, 2021, as a result of share conversion requests in January 2021, a capital increase of €759,327.25 has been recognized, corresponding to the creation of 3,037,309 new shares.
On March 12, 2021, as a result of share conversion requests in February 2021, a capital increase of €664,578.75 has been recognized, corresponding to the creation of 2,658,312 new shares.
On April 6, 2021, as a result of share conversion requests in March 2021, a capital increase of €297,812.50 has been recognized, corresponding to the creation of 1,191,250 new shares.
At June 30, 2021, the total number of shares comprising the share capital, taking into account the above, was 45,775,250 shares.
On September 1, 2021, as a result of share conversion requests in August 2021, a capital increase of €13,750 has been recognized, corresponding to the creation of 55,000 new shares.
The Chief Executive Officer, acting on a decision and delegation from the Board of Directors on December 16, 2021, recognized on December 22, 2021 the execution of a capital increase for the benefit of Ipsen Pharma SAS. 3,985,239 new shares were created (and €28 million was collected from Ipsen Pharma SAS) on this occasion. The share capital was increased accordingly.
At December 31, 2021, the total number of shares comprising the share capital, taking into account the above, was 49,815,489 shares.

Half-Year Business and Financial Report at June 30, 2022
40

3.6. Notes to the Consolidated Financial Statements

Note 19	Operating Income
In the first half of 2022, the total operating income amounted to €12,188 (€3,428 in the first half of 2021).

Note 19.1	Revenues
The revenue amounted to €8,790 in the first half of 2022 (€11 in the first half of 2021). It includes mainly:
•The recognition in revenue of €8,166 out of the €40,000 recognized in deferred income at December 31, 2021.

For reference, the upfront payment received from Ipsen in application of the licensing and partnership agreement signed in December 2021 was recognized in revenue for an amount of €80 million in 2021. The remainder of this upfront payment (€40 million) has been recognized in 2021 as deferred revenue and was to be be recognized as revenue throughout the execution of the double-blind period of the ELATIVE study, in accordance with IFRS 15. The €40 million will be reversed following the progression of clinical expenses in the PBC study in accordance with the overall budget defined initially (at June 30, 2022, we consider that there is no justification for a revision of this initial overall budget).
•The billing of services rendered to Ipsen as of April 2022 within the scope of the Transition Services Agreement signed during the first half of 2022 (see Note 2.1 "Licensing and Partnership Agreement with Ipsen") for an amount of €595;
Other revenue recognized in the first half of 2022 relates to the license agreement with Labcorp for the deployment of NIS4 diagnostic technology in NASH. In comparison, the revenue in 2021 mainly originated from the income generated by the same agreement.
Regarding the recognition of income related to the agreement signed with Ipsen in December 2021
Pursuant to IFRS 15, 27 ,28 and 29, we have identified that the agreement provides for four distinct performance obligations:
•The license for elafibranor,
•The completion of the ELATIVE Phase 3 trial until the end of the double-blind period,
•The knowledge transfer related to elafibranor, as well as support for Ipsen in future undertakings and processes, and
•The provision of drug tablets that may be needed by Ipsen to conduct their clinical trials.
The compensation under this agreement consists of an upfront payment, milestone payments, and royalties on future sales of elafibranor by Ipsen. Besides, it must be noted that, with respect to (i) support services other than the knowledge transfer and (ii) the provision of drug tablets, the agreement provides for separate prices covering all costs born by the Company to provide those goods and services, therefore constituting in each case an individual and distinct sale price for the relevant goods or service, which is not included in the aforementioned price elements.
We estimate the individual sale price of the clinical trial phase to be €40 million, including forecasted external costs, personnel expenses for the relevant staff, indirect costs pertaining to the work environment of such staff, augmented of a customary margin rate for CRO (Clinical Research Organization) contracting. This calculation of the individual sale price for the clinical trial phase reflects observable price conditions as recommended under IFRS 15.79.c. We used the same method to calculate the individual sale price of the knowledge transfer.
Regarding the calculation of the individual sale price of the license, we have analyzed recommended methods under IFRS 15.79 and determined that method (c) is the most relevant, considering in particular that the amount of this individual sale price is variable and partly uncertain. Thus, we applied the "residual" method, which stipulates that the individual sale price of the license corresponds to the difference between the total amount of the price and the individual sale prices of the knowledge transfer and the clinical trial phase. Moreover, referring to IFRS 15.B61, we determined that the date of transfer of control over the license corresponds to the date of the knowledge transfer, i.e. December 16, 2021, when key elements of the know-how were made available to Ipsen.
Regarding the recognition of revenue related to the license, we have chosen the following methods:
•The upfront payment, minus the portion of prices allocated to knowledge transfer services and clinical phase execution, has been recognized at the date of transfer of control, i.e. December 16, 2021 according to the above, as it is a static license (without implication or associated service provision);
•Milestone payments constitute variable and uncertain income, which would be, if applicable, recognized in revenue at the time they become highly probable, which means, in this case, due by Ipsen;
•Royalties would be progressively recognized in revenue as sales are completed by Ipsen, in accordance with the IFRS 15 exception for royalties constituting variable income.
Regarding the recognition of revenue related to the Phase 3 ELATIVE trial until the end of the double-blind period, we have chosen the following method:
• The part of the upfront payment allocated to this service will be recognized progressively as completion progresses.
Regarding the recognition of revenue related to the knowledge transfer, we have chosen the following method:
•The part of the upfront payment allocated to this service has been recognized on December 16, 2021 in accordance with the above.
It must be noted that the 8% equity purchase by Ipsen in the Company mentioned in note 2.1, under the terms of which Ipsen is represented in the Company's Board of Directors, has been completed on the basis of a subscription price agreed upon by the parties as representative of the value of GENFIT at the time, as we had secured future financing and created favorable conditions for the completion of the development and commercial launch of our main program. Therefore, the amount paid by Ipsen for its equity purchase does not interfere in the determination of the price of the licensing and collaboration agreement signed in December 2021 (including the Upfront Payment and other payments due for milestones identified above) and has been entirely recognized in the Group's equity.

Half-Year Business and Financial Report at June 30, 2022
41

3.6. Notes to the Consolidated Financial Statements

Note 19.2	Other Income
Other income consisted of the following:

Other income
(in € thousands)	2021/06/30	2022/06/30
CIR tax credit	3,244	3,343
Other operating income	174	46
Government grants and subsidies	—	9
TOTAL	3,417	3,398

Half-Year Business and Financial Report at June 30, 2022
42

3.6. Notes to the Consolidated Financial Statements

Note 20	Operating Expense

Operating expenses and other operating income (expenses)	Half-year ended	Of which :
	2021/06/30	Raw	Contracted	Employee	Other	Depreciation,	Gain /
		materials	research and	expenses	expenses	amortization	(loss) on
		and	development		(maintenance,	and	disposal of
		consumables	activities		fees, travel,	impairment	property,
		used	conducted by		taxes…)	charges	plant and
(in € thousands)			third parties				equipment
Research and development expenses	(23,079)	(642)	(15,029)	(4,842)	(2,334)	(225)	(6)
General and administrative expenses	(7,632)	(73)	(48)	(3,336)	(4,123)	(51)	—
Marketing and market access expenses	(783)	(2)	(1)	(465)	(316)	—	—
Reorganization and restructuring expenses	(1,786)	(3)	—	—	(1,942)	158	—
Other operating income (expenses)	301	—	—	—	637	—	(336)
TOTAL	(32,979)	(721)	(15,078)	(8,643)	(8,078)	(117)	(343)
(*) : including reversals

Operating expenses and other operating income (expenses)	Half-year ended	Of which :
	2022/06/30	Raw	Contracted	Employee	Other	Depreciation,	Gain /
		materials	research and	expenses	expenses	amortization	(loss) on
		and	development		(maintenance,	and	disposal of
		consumables	activities		fees, travel,	impairment	property,
		used	conducted by		taxes…)	charges	plant and
(in € thousands)			third parties				equipment
Research and development expenses	(17,599)	(1,052)	(8,538)	(4,889)	(2,408)	(712)	—
General and administrative expenses	(8,229)	(133)	(38)	(3,230)	(4,580)	(248)	—
Marketing and market access expenses	(460)	(2)	—	(272)	(182)	(3)	—
Reorganization and restructuring expenses	179	—	—	—	(1)	180	—
Other operating income (expenses)	(423)	—	—	—	(422)	—	(1)
TOTAL	(26,532)	(1,187)	(8,576)	(8,391)	(7,594)	(783)	(1)
(*) : including reversals
Operating expenses amounted to €26,532 in the first half of 2022, compared with €32,979 in the first half of 2021. They include the following:
•Research and development expenses, which amounted to €17,599 in the six months to June 30, 2022, compared with €23,079 in the six months to June 30, 2021, including contracted research and development costs, particularly clinical and pharmaceutical subcontracting (€8,538 in the six months to June 30, 2022, compared with €15,029 in the six months to June 30, 2021), expenses relating to personnel assigned to research and development (€4,889 in the six months to June 30, 2022, compared with €4,842 in the six months to June 30, 2021), external expenses excluding contracted research and development, notably related to intellectual property (€2,408 in the six months to June 30, 2022, compared with €2,334 in the six months to June 30, 2021), purchases consumed for research and development activities (€1,052 in the six months to June 30, 2022, compared with €642 in the six months to June 30, 2021), and net depreciation, amortization and impairment expense (€712 in the six months to June 30, 2022, compared with €225 in the six months to June 30, 2021);

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43

3.6. Notes to the Consolidated Financial Statements
The decrease in research and development expenses is mainly attributable to the decrease in contracting costs. It reflects the difference between the remaining expenses of the RESOLVE-IT study (terminated in July 2020) recognized in the first half of 2021 and the remainder recorded in the first half of 2022. See Note 2.2 "Termination of RESOLVE-IT and the development program of elafibranor in NASH".
Reminder on the Research and Development expenses: Research and development expenses at each reporting date take into account estimates for ongoing activities subcontracted as part of the clinical trials and not yet invoiced, on the basis of detailed information provided by subcontractors and reviewed by the Group’s internal departments. The accuracy of these estimates for some types of expenses improves with the progression of the trials and the review of their determination methods. For regulatory reasons, research services for clinical trials and the production of active ingredients and therapeutic units are contracted out to third parties.

•General and administrative expenses, which amounted to €8,229 in the six months to June 30, 2022, compared with €7,632 in the six months to June 30, 2021, mainly including external expenses other than contracted research and development (€4,580 in the six months to June 30, 2022, compared with €4,123 in the six months to June 30, 2021), expenses relating to personnel not assigned to research and development or marketing (€3,230 in the six months to June 30, 2022, compared with €3,336 in the six months to June 30, 2021), and net depreciation, amortization and impairment expense (€248 in the six months to June 30, 2022, compared with €51 in the six months to June 30, 2021).
The increase in general and administrative expenses is mainly attributable to the increase in other external expenses excluding subcontracting, notably including insurance premiums related to the listing of the Company’s shares on Nasdaq and fees for the Company’s financial advisors and auditors, and to the increase in net depreciation, amortization and impairment expense.

•Marketing and market access expenses, which amounted to €460 in the six months to June 30, 2022, compared with €783 in the six months to June 30, 2021, mainly including expenses relating to personnel assigned to marketing and business development (€272 in the six months to June 30, 2022, compared with €465 in the six months to June 30, 2021), and other external expenses excluding contracted research and development (market research, marketing strategy, medical communication, market access, etc.) (€182 in the six months to June 30, 2022, compared with €316 at June 30, 2021).

•Reorganization and restructuring expenses, which amounted to €179 in the six months to June 30, 2022, compared with €1,786 in the six months to June 30, 2021.
For comparison, the reorganization and restructuring expenses recorded in the first half of 2021 mainly included the expenses for the renegotiation of the OCEANE bonds (representing an expense of €1,939 in the first half of 2021) and readjustments of provisions relating to personnel expenses in connection with the Workforce Reduction Plan (Plan de Sauvegarde de l’Emploi – PSE) initiated in 2020 and the termination of the RESOLVE-IT study (representing a provision reversal of €158 in the first half of 2021). None of any such nonrecurring items linked to the Company’s reorganization initiated in mid-2020 were recorded in the first half of 2022, other than a residual provision reversal.

Employee expenses
Employee expenses and number of employees were as follows:

Employee expenses	As of
(in € thousands)	2021/06/30	2022/06/30
Wages and salaries	(5,734)	(5,842)
Social security costs	(2,729)	(2,317)
Changes in pension provision	37	(84)
Share-based compensation	(217)	(148)
TOTAL	(8,643)	(8,391)

Number of employees at year-end - detail	As of
	2021/06/30	2022/06/30
Average number of employees	124	127
Number of employees
Research and development	59	65
Services related to research and development	15	17
Administration and management	44	50
Marketing and commercial	4	2
TOTAL	122	134

Note 21	Share-Based Compensation
Share-based compensation is granted by the Group to employees, executive officers, board members and consultants.
Share-based compensation granted to employees and executive officers since 2014 corresponds to redeemable share warrants ("Bons de Souscriptions et/ou d'Acquisition d'Actions" or "BSAAR"), stock options ("SO") and free shares ("actions gratuites" or "AGA")

Half-Year Business and Financial Report at June 30, 2022
44

3.6. Notes to the Consolidated Financial Statements
Share-based compensation granted to board members and consultants in 2014, 2015, 2017 and 2019 corresponds to share warrants ("Bons de Souscriptions d'Actions" or "BSA"). For the measurement of this share-based compensation, the Group has determined that under IFRS its consultants were not equivalent to employees.
Under these programs, holders of vested instruments are entitled to subscribe to shares of the Company at a pre-determined exercise price. All of the plans are equity settled. The terms and conditions of these plans are detailed in the 2021 Annual Report on Form 20-F.
During the first half of 2022:
•No instrument (share warrant, stock option) was exercised;
•Only SOs and AGAs were granted as compensation;
•The expense recognized pursuant to IFRS 2 was €148 (compared to €217 in the first half of 2021);
•The Group did not implement any new plan.
The table below shows the share-based compensation under each plan. The estimated number of equity instruments to be vested is based on a nil turnover rate and takes into account the actual number of lapsed instruments at each closing.

Share-based compensation - expense	Half-year ended
	2021/06/30	2022/06/30
AGA S 2016-1	—	—
AGA S 2016-2	—	—
AGA D 2016-1	—	—
AGA D 2016-2	—	—
SO 2016-1	—	—
SO 2016-2	—	—
SO US 2016-1	—	—
SO US 2016-2	—	—
AGA S 2017-1	—	—
AGA S 2017-2	—	—
AGA D 2017-1	—	—
AGA D 2017-2	—	—
SO 2017-1	—	—
SO 2017-2	—	—
SO US 2017-1	—	—
SO US 2017-2	—	—
BSA-2017-A	—	—
BSA-2017-B	—	—
AGA S 2018	—	—
AGA D 2018	—	—
SO 2018	93	—
SO US 2018	12	—
AGA S 2019	21	6
AGA D 2019	13	3
SO 2019	19	51
SO 2019 - US	6	(10)
BSA 2019	—	—
SO US 2019	—	—
SO D 2020	7	7
SO C 2020	22	20
SO US 2020	9	9
AGA S 2021	15	18
AGA D 2021	—	4
SO D 2021	—	7
SO C2021	—	31
SO US 2021	—	5
TOTAL	217	148

Half-Year Business and Financial Report at June 30, 2022
45

3.6. Notes to the Consolidated Financial Statements

Note 22	Financial Income and Expenses

Financial income and expenses	Half-year ended
(in € thousands)	2021/06/30	2022/06/30

Financial income
Interest income	224	17
Foreign exchange gain	5,019	6,032
Financial income occured by renegotiating the convertible bond debt OCEANE	35,578	—
Other financial income	1	132
TOTAL - Financial income	40,822	6,182
Financial expenses
Interest expenses	(2,758)	(2,160)
Interest expenses for leases	(55)	(33)
Foreign exchange losses	(2,291)	—
Other financial expenses	(3)	(4)
TOTAL - Financial expenses	(5,107)	(2,197)
FINANCIAL GAIN (LOSS)	35,714	3,985
The interest income recognized is mainly related to the investments in US dollars,for which the income decreased during the period.
For comparison purposes, the amount of financial income recognized during the first half of 2021 reflected the one-time buyback bonus generated by the renegotiation of the OCEANEs completed in January 2021.
The financial expenses are mainly related to the interest of the OCEANE at the unchanged rate of 3.5% per annum. The change in these expenses includes the reduction of our bond debt following its renegotiation concluded in January 2021, the conversions into shares executed in 2021 and the amortization of the discount of the bond debt at the effective interest rate of 8.8%.
Regarding the use of the effective interest rate, the amortization of the discount of the bond debt accretes the bond debt up to the amount that will be repaid (or converted) at maturity, recognizing a theoretical annual interest accrual as a result of the accretion on the period of an amount equivalent to the equity component at an effective interest rate.
The portion of financial gain related to currency exchange is a net gain of €6,032 in the first half of 2022 notably due to the difference in currency exchange recognized at June 30, 2022 on the cash investments in US dollars, as GENFIT has decided to keep some of its cash in US dollars, to be used to pay directly expenses in US dollars (natural currency hedge).
See Note 6 “Cash and cash equivalents”.

Note 23	Income Tax
As a reminder, in 2021, the income tax liability of the parent company GENFIT SA amounted to €5,051, notably due to the one-time buyback bonus generated during the first half of 2021 by the partial repurchase of the bond debt, and , during the second half of 2021, to the upfront payment received in application of the licensing and partnership agreement with Ipsen signed in December 2021. This amount has been recognized as "other current tax liability" in the consolidated accounts at December 31, 2021. It is of note that we benefited from a reduced tax rate on part of the income from the licensing agreement signed with Ipsen pursuant to Article 238 of the French Tax Code.
We are subject to a tax audit by the French revenue service on our tax returns or operations subject to review on the 2019 and 2020 periods (including the Research Tax Credit claimed for these periods), which started on December 10, 2021 and is still ongoing at the date of this document.

Note 23.1	Losses available for offsetting against future taxable income
At June 30, 2022 and at December 31, 2021, the tax loss carry forwards for the Company amounted to €463,203 and €449,679, respectively.
Such carry forwards can be offset against future taxable profit within a limit of €1.0 million per year plus 50% of the profit exceeding this limit. Remaining unused losses will continue to be carried forward indefinitely.
In 2021, the amount of tax loss carry forwards used to offset taxable profit were €33.7 million.

Half-Year Business and Financial Report at June 30, 2022
46

3.6. Notes to the Consolidated Financial Statements

Note 23.2	Deferred tax assets and liabilities
The Group's main sources of deferred tax assets and liabilities at June 30, 2022 are the following:
•Deductible temporary differences:
–related to the OCEANEs: a net deferred tax liability for €2,045 and asset of €1,397, i.e. a net deferred tax liability of €647;
–related to post-employment benefits: a net deferred tax liability of €216, offset by a deferred tax asset of the same amount.
The Company offsets its deferred tax assets and liabilities (1,397 and €2,045, respectively), as permitted by IAS 12, resulting in a net deferred tax liability of €647. The deferred income tax benefit for the period is mainly due to the decrease in the net deferred tax liability over the period.
Other than as it relates to deferred tax assets recognized based on the available deferred tax liabilities, no other deferred tax asset has been recognized as it is not probable that taxable profit will be available to offset deductible temporary differences and tax loss carry forwards.

Breakdown of deferred tax assets & liabilities	As of	Impact on	Impact on the	As of
(in € thousands)	2021/12/31	equity	profit/loss	2022/06/30
Deferred tax liabilities	(2,315)	6	264	(2,045)
Deferred tax assets	1,712	(58)	(257)	1,397
TOTAL	(602)	(52)	7	(647)

Note 24	Earnings Per Share
Basic earnings per share are calculated by dividing profit attributable to our ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share is calculated by adjusting profit attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, for the effects of all potentially dilutive ordinary shares. Instruments giving deferred access to equity (share warrants, free shares, stock options, OCEANE convertible bonds) are anti-dilutive as they induce an increase in earings per share.
The components of the earnings (loss) per share computation are as follows:

Earnings per share	Half-year ended
	2021/06/30	2022/06/30

Profit (loss) for the period (in € thousands)	9,058	(10,399)
Weighted average number of ordinary shares used to calculate basic earnings (loss) per share	43,686,717	49,668,718
Basic earnings (loss) per share (€/share)	0.21	(0.21)
Diluted earnings (loss) per share (€/share)	0.19	(0.21)

Note 25	Litigation and Contingent Liabilities
Class Action
In May 2020, following the Group announcement on the interim results of our RESOLVE-IT Phase 3 clinical trial in which elafibranor had not achieved the primary or key secondary endpoints, a purported shareholder class action complaint was filed in state court in the Commonwealth of Massachusetts, naming the Group, the board of directors and certain members of the senior management as defendants, alleging that defendants made materially misleading statements about the development of elafibranor in connection with our U.S. initial public offering in violation of U.S. federal securities laws.
In October 2020, the plaintiff voluntarily dismissed the Commonwealth of Massachusetts action, but in December 2020, the same plaintiff filed a purported shareholder class action complaint in state court in the State of New York, alleging claims substantially similar to those in the previous complaint against the same defendants, as well as the underwriters of our U.S. initial public offering.
In March 2021, the Company and the other defendants filed a motion to dismiss. In August 2021, the court granted the motion and dismissed the complaint with prejudice. In September 2021, the plaintiff filed a notice of appeal to the Supreme Court, Appellate Division, First Department, and perfected the appeal on March 9, 2022. The appeal is now fully briefed, and the case has been noticed for the First Department’s October Term. We expect a decision on the appeal in due course.
Licensing Agreement with Genoscience Pharma
As a reminder, on December 16, 2021, we acquired an exclusive license from Genoscience Pharma to develop and commercialize the investigational treatment GNS561 in cholangiocarcinoma in the United States, Canada and Europe, including the United Kingdom and Switzerland.
Under the agreement, Genoscience Pharma is eligible for clinical and regulatory milestone payments up to €50 million and tiered royalties.

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47

3.6. Notes to the Consolidated Financial Statements
The first payable milestones are contingent on positive Phase 2 clinical trial results in CCA, reaching up to €20 million if applicable. The following milestones will be triggered in case of positive Phase 3 results.
See Note 2.5 "Signature of a Licensing Agreement with Genoscience Pharma" in the Notes to the Consolidated Financial Statements in the 2021 Annual Report on Form 20-F.
As no milestone was recognized during the first half of 2022, these payments constitute contingent liabilities not recognized in our consolidated financial statements at June 30, 2022, in accordance with IAS 37 rules regarding initial milestone payments and IAS 38 rules regarding the following milestone payments.

Note 26	Related Parties
The related parties hereafter are related parties within the meaning of IAS 24.9.
Biotech Avenir
Biotech Avenir SAS is a holding company incorporated in 2001 by the Company's founders. Most of its share capital is currently held by individuals, i.e. the four co-founders of the Company and twelve Company employees.
Jean-François Mouney, the Chairman of the Company, is also the Chairman of Biotech Avenir SAS.
At June 30, 2022, Biotech Avenir SAS held 3.79% of the share capital of the Company.
The registered office of Biotech Avenir SAS is located at the same address as the Company. This domiciliation is provided without charge.
The Company did not carry out any transactions with Biotech Avenir in 2022, or 2021, with the exception of the domiciliation without charge.
Ipsen Pharma SAS
In addition to the signature of the Licensing and Partnership agreement between GENFIT and Ipsen, Ipsen Pharma SAS became a shareholder of GENFIT through the purchase of 3,985,239 newly issued shares in December 2021. At June 30, 2022, Ipsen Pharma SAS held 8.00% of the share capital of the Company and 7.64% of the voting rights.
As provided for in the licensing and partnership agreement signed with Ipsen Pharma SAS in December 2021:
•Ipsen Pharma SAS has been appointed as a member of the Board of Directors of the Company for a period of five years by the Shareholder's Meeting on May 25, 2022;
•GENFIT and Ipsen have signed a transition services agreement on April 1, 2022 and an inventory purchase agreement on July 13, 2022. These agreements cover support for Ipsen in future proceedings and processes (other than knowledge transfer) and the provision of drug tablets which Ipsen may require to execute its clinical trial. As per the agreement signed with Ipsen in December 2021, the prices under these agreements will cover all costs born by the Company to provide the relevant goods and services, without economic benefit for Ipsen.

Note 27	Compensation of Corporate Officers
The compensation paid to the Chief Executive Officer is as follows for the first half of 2021 and the first half of 2022:

Compensation paid to the Chief Executive Officer

(in € thousands)	2021/06/30	2022/06/30
Short-term employee benefits (gross + employer's social contributions, paid)	265	480
Post-employment pension & medical benefits	—	—
Share-based payment transactions	—	—
TOTAL	265	480
The Chief Executive Officer’s corporate contract contains a clause whereby, in the event of termination, he would receive a non-compete indemnity equal to:
(i)twelve (12) months of fixed compensation, calculated on the basis of the gross amounts due for the past twelve months ended and
(ii)increased, where applicable, by the amount of the annual variable compensation due for the previous year. This compensation is intended to compensate the prohibition made to the Chief Executive Officer, for a period of 12 months following the termination of his functions, for whatever reason, to work in any way whatsoever with certain companies carrying out a directly competitive activity of the Company.
In addition, the Chief Executive Officer, except in the event of gross negligence within the meaning of labor law, shall receive severance pay equal to:
(i)twelve (12) months of fixed compensation, calculated on the basis of the gross amounts due for the twelve past completed months and
(ii)increased, where applicable, by the amount of annual variable compensation due for the previous year.

Half-Year Business and Financial Report at June 30, 2022
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3.6. Notes to the Consolidated Financial Statements
This compensation will be paid one month after his effective termination of activity within the Group. The compensation will not be paid if, on his initiative, the Chief Executive Officer leaves the Company to exercise new functions or changes functions within the Group, or even if he has the possibility of asserting in the short term his retirement rights. It is also specified that any sum paid under the non-competition clause will be deducted from the sums due under the severance pay and vice versa. The total and maximum commitment represented by this indemnity (gross, employer charges and payroll tax) as of June 30, 2022 would amount to €523.
The directors' fees and other compensation due and paid to the non executive directors are as follows:

Attendance fees and other forms of remuneration payable to each of the non executive officer	Amounts due*	Amounts paid*	Amounts due*	Amounts paid*

(in euros)	2021/06/30		2022/06/30
Jean-François MOUNEY (2)
Attendance fees	21,393	32,079	31,157	42,244
Other remuneration	143,196	143,196	155,435	155,435
TOTAL	164,589	175,276	186,592	197,679
Xavier GUILLE DES BUTTES (1)
Attendance fees	46,870	49,050	44,690	50,037
Other remuneration	—	—	—	—
TOTAL	46,870	49,050	44,690	50,037
Frédéric DESDOUITS (1)
Attendance fees	22,890	29,430	13,110	20,710
Other remuneration	—	—	—	—
TOTAL	22,890	29,430	13,110	20,710
BIOTECH AVENIR (1)
Représenté par Florence Séjourné
Attendance fees	—	—	—	—
Other remuneration	—	—	—	—
TOTAL	—	—	—	—
Philippe MOONS (1)
Attendance fees	11,536	18,621	7,630	6,540
Other remuneration	—	—	—	—
TOTAL	11,536	18,621	7,630	6,540
Anne-Hélène MONSELLATO (1)
Attendance fees	29,430	27,250	25,070	20,710
Other remuneration	—	—	—	—
TOTAL	29,430	27,250	25,070	20,710
Catherine LARUE (1)
Attendance fees	25,070	27,250	26,705	29,121
Other remuneration	—	—	—	—
TOTAL	25,070	27,250	26,705	29,121
Katherine KALIN (1)
Attendance fees	22,890	25,070	19,620	22,890
Other remuneration	—	—	—	—
TOTAL	22,890	25,070	19,620	22,890
Eric BACLET (1)
Attendance fees	36,721	33,996	28,340	26,160
Other remuneration	—	—	—	—
TOTAL	36,721	33,996	28,340	26,160
Jean-François TINE (1)
Attendance fees	16,834	5,389	17,440	20,710
Other remuneration	—	—	—	—
TOTAL	16,834	5,389	17,440	20,710
TOTAL	376,830	391,332	369,197	394,557
(1) : Net of the mandatory fixed-rate withholding of 12.8%
(2) : Gross compensation + employer contributions

Half-Year Business and Financial Report at June 30, 2022
49

3.6. Notes to the Consolidated Financial Statements

In addition, the Company has provided corporate officers, directors and members of the Executive Committee a “directors and officers” insurance against claims relating to certain actions they may take in the performance of their duties. This is an annual contract, which was renewed at the end of March 2022, and the annual insurance premium for the implementation of this insurance coverage of €2,184 (previously €2,052) wad paid by the Company.

Note 28	Commitments
Obligations under the terms of subcontracting agreements
The Group enters into contracts for its business needs with clinical research organizations (CROs) for clinical trials, as well as with Contract Manufacturing Organizations (CMOs) for clinical and commercial supply manufacturing, commercial and pre-commercial activities, research and development activities and other services and products for operating purposes.
The Group’s agreements generally provide for termination with specified periods of advance notice. Such agreements are generally cancellable contracts and not included in the description of the Group’s contractual obligations and commitments.
Obligations under the terms of lease agreements
The Company has guaranteed its rental payment obligation under the lease agreement for the headquarters in Loos, France in the amount of €600 at June 30, 2022, and €600 at June 30, 2021.

Half-Year Business and Financial Report at June 30, 2022
50

4.	STATUTORY AUDITORS’ LIMITED REVIEW REPORT ON 2022 HALF-YEAR CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GRANT THORNTON	ERNST & YOUNG et Autres
Membre français de Grant Thornton International 29, rue du Pont 92200 Neuilly-sur-Seine S.A.S. au capital de € 2 297 184 632 013 843 R.C.S. Nanterre	14, rue du Vieux Faubourg 59042 Lille cedex S.A.S. à capital variable 438 476 913 R.C.S. Nanterre
Commissaire aux Comptes Membre de la compagnie régionale de Versailles et du Centre	Commissaire aux Comptes Membre de la compagnie régionale de Versailles et du Centre

Genfit
For the period from 1 January to 30 June 2022
Statutory auditors’ review report on the half-yearly financial information

To the Shareholders,
a.

In compliance with the assignment entrusted to us by your Annual General Meeting and in accordance with the requirements of article L. 451-1-2 III of the French Monetary and Financial Code (Code monétaire et financier), we hereby report to you on:
a.the review of the accompanying condensed half-yearly consolidated financial statements of Genfit, for the period from 1 January to 30 June 2022;
b.the verification of the information presented in the half-yearly management report.
These condensed half-yearly consolidated financial statements were drawn up under the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

1. Conclusion on the financial statements
We conducted our review in accordance with the professional standards applicable in France.
A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared, in all material respects, in accordance with standard IAS 34 of the IFRS as adopted by the European Union applicable to interim financial information.

2. Specific verification

We have also verified the information presented in the half-yearly management report on the condensed half-yearly consolidated financial statements subject to our review.
We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.

Neuilly-sur-Seine and Lille, 28 September 2022
The Statutory Auditors
(French original signed by)

GRANT THORNTON Membre français de Grant Thornton International	ERNST & YOUNG et Autres
Samuel Clochard	Sandrine Ledez

Auditor Name	Auditor Location	Auditor Firm ID
Ernst & Young et Autres	Paris, France	1704

Half-Year Business and Financial Report at June 30, 2022
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5.	DECLARATION BY THE PERSON RESPONSIBLE FOR THE INFORMATION

“I hereby declare, to the best of my knowledge, that the financial statements for the most recent half year have been prepared in accordance with the applicable accounting standards and give a true and fair view of the assets and liabilities, the financial position and the results of the Company and all the other companies included in the scope of consolidation, and that the half-year management report gives a fair description of the important events of the first six months of the fiscal year and their impact on the half year financial statements, the main related party transactions as well as a description of the main risks and uncertainties for the six months to come.”
Pascal Prigent
Chief Executive Officer
Loos, September 28, 2022

Société anonyme à Conseil d’Administration
au capital social de 12 453 872,25 euros réparti en 49 815 489 actions de nominal 0,25 euro
Headquarters: Parc Eurasanté - 885, avenue Eugène Avinée - 59120 LOOS - France
www.genfit.com — ir.genfit.com
424 341 907 R.C.S. Lille Métropole